FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2004

CREAM MINERALS LTD.

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cream Minerals Ltd

(Registrant)

By:/s/ Rodrigo Romo

(Signature)

Rodrigo A. Romo, Legal Assistant

Date: September 9, 2004

CREAM MINERALS LTD.

1400 - 570 Granville Street

Vancouver, B.C.  Canada  V6C 3P1

www.creamminerals.com

August 6, 2004

Ticker Symbol:    CMA: TSX Venture Exchange

CRMXF: OTC Bulletin Board

CREAM'S NUEVO MILENIO PROPERTY - INDEPENDENT GEOLOGIST REPORT

In late April 2004, Cream Minerals Ltd. (CMA - TSX Venture Exchange) engaged the services of two independent geologists, Mr. Steve Zahoney, MSc. in Geology, Ohio State University 1967, and Dr. George Gale, Ph.D. in Geology, Durhum University, England, 1971. (Refer to releases dated May 5th and June 15, 2004)

Mr. Zahoney's assignment was to conduct detailed surface mapping over the three principal alteration zones of the Nuevo Milenio Property and to render a general evaluation of the project potential.  Dr. Gale's assignment was to undertake an orientation survey to determine the practical application of using Rare Earth Elements in identifying the chemical signature over the core areas of the property.

In an interim report, Mr. Zahoney reported that a limited number of drill holes have now probed all of the significant veined zones and, in general, they have been placed well and efficiently.  His initial recommendations include further drilling, especially at depth, of all three zones, plus further prospecting.

Dr. Gale's completed report is expected at the end of August 2004.  His initial comments are, that in essence, the Enzyme Leach process works well in this environment.  It picks out the vein systems and narrows the targets down to single or two sample anomalies over the tested areas, which included San Miguel, Once Bocas and Chacuaco.  He notes one surprise is the presence of an unknown strong zinc and lead anomaly to the west of Once Bocas, but no gold.  The largest concentration of veins is in the Chacuaco area, including an undrilled vein at the base of Chacuaco Hill.  The Cafetal Zone has the broadest gold halo in the section samples (in the order of over 100 metres across) but plotting indicates recent drilling (DDH 14/15-03) at the western edge may not have intersected it.

Further work has been deferred pending receipt of their final reports and the end of the rainy season expected to be in late September.

For more information on Cream Minerals Ltd. and its projects, please visit www.creamminerals.com.

Frank A. Lang, BA, MA, P.Eng.
President & CEO

For further information please contact:

Renmark Financial Communications Inc.
Tel:  (514) 939-3989  Fax: (514) 939-3717
Neil Murray-Lyon - Email: nmurraylyon@renmark.com
Sylvain Laberge - Email: slaberge@renmark.com

OR

Malcolm Powell, Investor Relations
Tel:  (604) 277-1752  Fax: (604) 687-4212
Email: info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com / www.langmining.com

August 11, 2004

Ticker Symbol:  CMA-TSX Venture

SEC 12g3-2(b):  82-4741

ADDITIONAL SAMPLING RETURNS MORE HIGH-GOLD GRADES

GOLDSMITH PROPERTY, BC

Cream Minerals Ltd. (CMA-TSX Venture) is pleased to announce that it is has now received rock and soil sample results from its Goldsmith Property, located near Kaslo in southeastern British Columbia.  The current sampling program is focused on defining the mineralizing structures and horizons which host very high-grade gold mineralization found throughout the property.  The program is under the supervision of Ms. Linda Dandy, P.Geol. of P&L Geological Consultants.  Ms. Dandy is the Company's "Qualified Person" for the purpose of National Instrument 43-101.

At each of the various historic workings noted in the following table (i.e. Bullock, Goldsmith, Lucky Jack, Crown King, Big Hope, Rio Tinto, Ophir, Telluride) quartz vein systems were located and sampled, where accessible.  In many instances the workings occur in areas with abundant, often 0.5 to 1.5 metre wide, sub-parallel quartz veins.  Generally a series of smaller vein networks is visible crossing these main vein systems, and at the intersections of these veins very high-grade gold values can be obtained.  From the limited sampling done to date, it appears that the main, larger vein systems tend to exhibit fairly consistent gold values ranging up to 5 g/t gold (with about 2 g/t being average).  The presence of high-grade gold pockets along these vein systems will greatly influence the overall grade found in these historic workings.

In 2003, grab sampling of mineralization from the waste dump piles from the historic Lucky Jack, Goldsmith and Bullock workings returned high gold and silver assays (see News Releases dated July 22 and December 10, 2003).  The current program is designed to locate the veins or stockwork systems responsible for the previously identified high-grade gold mineralization.  Also, additional historic workings were located and sampled with very encouraging results.  The top portion of the following table shows the new 2004 assay results and for completeness, the lower portion of the table has some of the significant 2003 assay results.

Sample	Location (working)	Type	Au (g/t)	Ag (g/t)
04GS18-5	Goldsmith	50cm chip	5.66	1.0
04GS19-1	Goldsmith	100cm chip	2.57
04GS20-1	Goldsmith	40cm chip	9.93	3.2
04GS20-2	Goldsmith	100cm chip	1.07
04GS20-3	Goldsmith	35cm chip	27.63	3.6
04GS20-4	Goldsmith	100cm chip	1.57
04GS20-6	Goldsmith	100cm chip	1.87
04GS30-1	Goldsmith	20cm chip	101.78	22.8
04GS3-1	Goldsmith	Grab	18.57	1.7
04GS3-3	Goldsmith	20cm chip	2.26
04GS34-1	Goldsmith	Grab	8.27
MX-3	Crown King	Grab	0.93	14.6
MX-6	Crown King	Grab	1.85	13.4
MX-9	Crown King	Grab	3.53	10.0
04OP-1	Ophir	Grab	2.08
04OP-2	Ophir	Grab	4.36
04OP-6	Ophir	40cm chip	1.16	0.9
04TEL-3	Telluride	Grab - VG	135.45	15.7

2

Sample	Location (working)	Type	Au (g/t)	Ag (g/t)
04LJ-1	Lucky Jack	100cm chip	2.31	1.1
04LJ-2	Lucky Jack	17cm chip	40.70	4.9
04LJ-5	Lucky Jack	200cm chip	0.97
04LJ-8	Lucky Jack	Grab	2.90	1.2
04LJ-15	Lucky Jack	200cm chip	2.13
04LJ-16	Lucky Jack	15cm chip	2.43
RT-3	Rio Tinto	Grab	1.64	42.5
RT-4	Rio Tinto	300cm chip	1.86	1.2
BH-9	Big Hope	Grab	0.21	117.0
BH-10	Big Hope	200cm chip	0.87	143.2
BH-12	Big Hope	Grab	0.11	183.2
2003*	Previously	Reported
B1-2	Bullock	60cm chip	1.72	13.7
B1-3	Bullock	Grab	8.35	8.7
B2-3	Bullock	Grab	140.16	69.8
B4-1	Bullock	Grab	75.27	123.9
B4-4	Bullock	Grab-VG	9,901.79	619.5
JB3-B1-13	Bullock	80cm chip	63.78	36.2
JB3-B2-13	Bullock	50cm chip	14.33	2.6
JB3-B5-1	Bullock	150cm chip	1.46	2.5
CK-1	Crown King	Grab	9.19	45.0
GS1-1	Goldsmith	Grab	6.29	2.8
GS1-4	Goldsmith	Grab	36.75	2.3
GS3-1	Goldsmith	Grab	7.07	3.2
GS3-2	Goldsmith	Grab	13.83	6.2
GS3-3	Goldsmith	Grab	1.15	14.4
LJ1-1	Lucky Jack	Grab	2.28	<0.1
LJ1-2	Lucky Jack	Grab-VG	3.10	1.2
LJ2-1	Lucky Jack	Grab-VG	1.66	0.3
LJ4-1	Lucky Jack	20cm chip	4.82	0.3
LJ4-2	Lucky Jack	Grab-VG	49.67	3.1
LJ4-3	Lucky Jack	Grab-VG	3,888.10	181.6

A small soil sampling grid consisting of four short grid lines spaced 50 metres apart, with soil samples collected at 20 metre stations along the lines, was put in between the historic Crown King and Goldsmith workings along the expected trace of the mineralizing structure.  This small grid was run in order to test the viability of soil sampling in areas with limited outcrop exposure.  Extremely high gold values in the soil samples were obtained along the projected strike of the mineralizing structures.  Of the 20 soil samples collected 7 were greater than 199 ppb gold, with the highest values being 1,676 and 2,145 ppb gold.

Due to the encouraging gold soil results, work will commence immediately to expand the soil survey grid.  This expanded grid will cover an area of 2.8 x 2.2 kilometres, over the main part of the historic workings.  Once the grid is in place, soil sampling, geological mapping and geophysical surveying will be completed over the grid area in order to define targets for follow up trenching and drilling programs.

Frank A. Lang, BA, MA, P.Eng.
President & CEO

For further information please contact:

Renmark Financial Communications Inc.                           OR                                 Malcolm Powell, Investor Relations
Tel:  (514) 939-3989  Fax: (514) 939-3717                                                                        Tel:  (604) 277-1752  Fax: (604) 687-4212
Neil Murray-Lyon - Email: nmurraylyon@renmark.com                                            Email: info@creamminerals.com
Sylvain Laberge - Email: slaberge@renmark.com

No regulatory authority has approved or disapproved the information contained in this news release

3

N
Claim Boundary
LOGGING ROAD
LUCKY JACK
40.70 g/t Au
2.31 g/t Au
2.90 g/t Au
2.13 g/t Au
2.43 g/t Au
2.28 g/t Au*
3.10 g/t Au*
4.82 g/t Au*
49.67 g/t Au*
3,888.10 g/t Au*
181.60 g/t Ag*
LJ1
LJ2
LJ3
LJ4
GP1
31
TELLURIDE
135.45 g/t Au
T
OPHIR
4.36 g/t Au
2.08 g/t Au
OP
GPR
OC
BH
BIG HOPE
108.0 g/t Ag
143.2 g/t Ag
183.2 g/t Ag
GS1
GS2
GS3
GOLDSMITH
5.66 g/t Au
2.57 g/t Au
9.93 g/t Au
27.63 g/t Au
101.78 g/t Au
18.57 g/t Au
2.26 g/t Au
8.27 g/t Au
6.29 g/t Au*
36.75 g/t Au*
7.07 g/t Au*
13.83 g/t Au*
CROWN KING
3.53 g/t Au
9.19 g/t Au*
CK
RIO TINTO
1.64 g/t Au
1.86 g/t Au
RT
POPLAR CREEK
B1
B2
B3
B4
P
BULLOCK
8.35 g/t Au*
140.16 g/t Au*
69.80 g/t Ag*
75.27 g/t Au*
123.90 g/t Ag*
9,801.79 g/t Au*
619.50 g/t Ag*
68.73 g/t Au*
14.33 g/t Au*
LOGGING ROAD
CASCADE CREEK
Claim Boundary

Cream Minerals Ltd.

CMA-TSX Venture CRMXF - OTCBB

GOLDSMITH PROPERTY

British Columbia

Slocan, M.D.

0 2

kilometres

* PREVIOUSLY REPORTED

SHAFT

TRENCH

ADIT

HISTORIC WORKINGS

CK	= CROWN KING	OP	= OPHIR
GS	= GOLDSMITH	T	= TELLURIDE
LJ	= LUCKY JACK	B	= BULLOCK
GP	= GOLD PARK	P	= PLUTO
GPR	= GOLD PARK ROAD	BH	= BIG HOPE
OC	= OCHRE	RT	= RIO TINTO

CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

August 30, 2004

OTC Bulletin Board

Symbol:  CRMXF

U.S. 20-F Registration

TSX Venture Exchange

Symbol:  CMA

CREAM MINERALS ANNOUNCES FIRST QUARTER RESULTS

Cream Minerals Ltd. (CMA - TSX Venture) announces that during the three months ended June 30, 2004 ("fiscal 2005"), a loss of $183,911 ($0.01 per share) was incurred compared to a loss of $43,781 ($0.00 per share) in the three months ended June 30, 2003 ("fiscal 2004").  In fiscal 2005, corporate general and administrative costs totalled $184,484 compared to $43,800 in fiscal 2004.  The increase was primarily due to stock-based compensation valued using the Black-Scholes method of $102,427 recorded in fiscal 2005, compared to $721 of stock-based compensation in fiscal 2004.  Property write-downs of $9,807 in fiscal 2004 relate to the Raven property.  Cash expenditures on mineral property interests in the three months ended June 30, 2004, total $395,629, which compares to $49,644 in the three months ended June 30, 2003.  The expenditures in both years were primarily on the Company's Nuevo Milenio project in Mexico.

At June 30, 2004, Cream Minerals had working capital of $602,778.

A 2,800-meter diamond-drilling program was completed on the Nuevo Milenio property in Mexico in fiscal 2005.  For more information about Cream Minerals and the Nuevo Milenio property, please visit our website at www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact:

Renmark Financial Communications Inc.                           OR                                 Malcolm Powell, Investor Relations
Tel:  (514) 939-3989  Fax: (514) 939-3717                                                                        Tel:  (604) 277-1752  Fax: (604) 687-4212
Neil Murray-Lyon - Email: nmurraylyon@renmark.com                                            Email: info@creamminerals.com
Sylvain Laberge - Email: slaberge@renmark.com

No regulatory authority has approved or disapproved the information contained in this news release

CREAM MINERALS LTD.

Suite 1400 - 570 Granville Street
Vancouver, British Columbia,  V6C 3P1

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the "Meeting") of the members ("Shareholders") of CREAM MINERALS LTD. (the "Company") will be held at the Strathcona Room of the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on September 21, 2004, at the hour of 1:30 p.m., Vancouver time, for the following purposes:

1.

To receive and consider the report of the directors and the consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended March 31, 2004.

2.

To fix the number of directors at six.

3.

To elect directors for the ensuing year.

4.

To appoint the auditor for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditor.

5.

To consider and if thought advisable authorize the directors in their discretion and subject to regulatory approval, and compliance with the policies of the TSX Venture Exchange to issue, in one or more private placements, such number of securities that exceeds 25% of the total number outstanding as at August 12, 2004, all as more fully set forth in the Information Circular accompanying this Notice of Meeting.

6.

To consider and if thought advisable, to pass an ordinary resolution of the Disinterested Shareholders of the Company to reconstitute the Company's current Stock Option Plan by increasing the number of shares issuable under the Plan from 2,685,000 to 4,750,000 shares, as more fully set forth in the Information Circular accompanying this Notice of Meeting.

7.

To consider and if thought fit to pass a Special Resolution to alter the Notice of Articles to remove the application of the Pre-Existing Company Provisions and to change the authorized capital of the company from 500,000,000 shares to an unlimited number of common shares without par value, as set forth in the Information Circular accompanying this Notice of Meeting.

8.

To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

An Information Circular and a copy of the audited consolidated financial statements of the Company for the year ended March 31, 2004, and the auditor's report thereon, accompany this Notice.  The Information Circular contains details of matters to be considered at the Meeting and is deemed to form part of this Notice.

If you are unable to attend the Meeting in person, and wish to ensure that your shares will be voted at the Meeting, please complete, sign and date the enclosed proxy form and deliver it by fax, hand or mail in accordance with the instructions set out in the proxy form and Information Circular.

DATED this 18th day of August, 2004.

BY ORDER OF THE BOARD

"Frank A. Lang"

Frank A. Lang, President

CREAM MINERALS LTD.
#1400 - 570 Granville Street
Vancouver, British Columbia
V6C 3P1

INFORMATION CIRCULAR

(As at July 31, 2004, except as indicated)

This information circular is furnished in connection with the solicitation of proxies by the management of Cream Minerals Ltd. (the "Company") for use at the annual general meeting of the Company to be held on September 21, 2004, and at any adjournments thereof (the "Meeting").  Unless the context otherwise requires, references to the Company include the Company and its subsidiaries.  The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company.  The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder.  The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

VOTING BY PROXY

Shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the "shareholder") on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be delivered to the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada by mail in the enclosed self-addressed envelope or failing that, by mail or by hand at 9th Floor, 100 University Avenue, Toronto, ON, Canada, M5J 2Y1, or by fax to 1-

(866) 249-7775, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.  More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided.

In either case, Non-Registered Holders who wish their Shares to be voted at the Meeting should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.  The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Presently, the Company is authorized to issue 500,000,000 Shares without par value, of which 28,370,658 Shares are issued and outstanding as at July 31, 2004.  The holders of Shares are entitled to one vote for each Share held.  Holders of Shares of record at the close of business on August 12, 2004 will be entitled to receive notice of and vote at the meeting.

To the knowledge of the Directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over Shares carrying more than 10% of the voting rights attached to all Shares of the Company, except the following:

Name	No. of Shares Owned or Controlled	Percentage of Outstanding Shares
Frank A. Lang West Vancouver, BC	9,269,353 (1)	32.7%

(1) Of these Shares, 215,900, 688,470 and 3,856,403 are held indirectly in the names of Mark Management Ltd., Dauntless Developments Ltd. and Lang Mining Corporation respectively, three private companies controlled by Frank A. Lang.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each Annual General Meeting and hold office until the next Annual General Meeting or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Member approval will be sought to fix the number of directors of the Company at six.

The Company does not have an executive committee of its board of directors.  However, it is required to have an audit committee.  Members of this committee are Ronald M. Lang and Sargent H. Berner.  Robin M. Merrifield has consented to act as a member of the audit committee, and will be appointed to the audit committee by the board once he is elected as a director of the Company at the Meeting.

Management of the Company proposes to nominate each of the following persons for election as a Director.  Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Shares beneficially owned or (directly/indirectly) controlled (2)
FRANK A. LANG West Vancouver, BC President, CEO & Director	Honorary Chairman of Aurizon Mines; Director of ValGold Resources Ltd.; Chairman and Director of Emgold Mining Corporation and Sultan Minerals Inc.	Served as a director since 1966	4,508,580/4,760,773 (2)(3)
ARTHUR G. TROUP West Vancouver, BC Director and Vice President Exploration	Consulting Geologist, Engineer/Geochemist; President of Sultan Minerals Inc.; Vice-President of Exploration for Emgold Mining Corporation and ValGold Resources Ltd.	Served as a director since 1989	127,400/156,000 (2)(4)
RONALD M. LANG (1) Kelowna, BC Director	Self-employed businessman.	Served as a director since 1987	318,167/212,000 (5)
SARGENT H. BERNER (1) Vancouver, BC Director	Partner of DuMoulin Black, Barristers & Solicitors	Served as a director since 1987	170,000
FERDINAND HOLCAPEK Durango, Durango Mexico Director	Sole Administrator and Director General of Cream Minerals de Mexico S.A. de C.V.	Served as a director since October 2001	1,924,037
ROBIN M. MERRIFIELD North Vancouver, BC Director Nominee	See Below	Nominee	NIL

(1)

Member of the audit committee.

(2)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at July 31, 2004, based upon information furnished to the Company by individual Directors.  Unless otherwise indicated, such Shares are held directly.

(3)

Of these Shares, 215,900, 688,470 and 3,856,403 are held indirectly in the names of Mark Management Ltd., Dauntless Developments Ltd. and Lang Mining Corporation respectively, three private companies controlled by Frank A. Lang.

(4)

Of these Shares, 125,000 are held in the name of Istana Investments Ltd., a private company controlled by Arthur G. Troup, and 31,000 are held in an RRSP account.

(5)

Of these Shares, 212,000 are held in the name of Peachland Market Limited, a private company controlled by Ronald M. Lang.

Robin M. Merrifield, CA (SA)

Robin Merrifield is a chartered accountant with several years of international experience in the mining industry. He obtained his professional designation in South Africa. He has served as the South African group financial manager for the diversified interests of a large UK shipping and hotel group, where he was involved in substantial manufacturing, property development and hotel activities.  Subsequent to that, he worked as Financial Controller for a large nickel/copper mining complex, controlled by Anglo-American Corporation, in Botswana.

In Canada he first served as Assistant Vice-President Finance for a Vancouver company with gold mining operations in the United States.  He then became Controller for the world's largest producer of uranium, Cameco Corporation.  In 1997, with Cameco, he relocated to Kyrgyzstan for four years and acted as Vice-President, Finance of Kumtor Operating Company, the operators of the large Kumtor gold project.

Since 2001, he has provided financial and general management consulting services internationally and locally to the mining industry.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules ("the Rules") made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer and the other four most highly compensated executive officers of the Company as at March 31, 2004, whose individual total compensation for the most recently completed financial year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively "the Named Executive Officers").

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensa-tion ($)
Frank A. Lang,President & CEO	2004 2003	Nil Nil	Nil Nil	30,000 7,500	100,000(2) 170,000	Nil Nil	Nil Nil	Nil Nil

2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)

Management fees are paid to Lang Mining Corporation, a private company controlled by Mr. Lang, for his services as Chairman. President and CEO of the Company.  No other fees are paid directly or indirectly for his services.  See also "Management Contracts".

(2)

The board of directors granted these options on December 18, 2004, subject to disinterested shareholder approval of an increase to the number of Shares reserved for issuance under the Company's Stock Option Plan.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid.

Option Grants During the
Most Recently Completed Financial Year

Stock option grants made to the Named Executive Officer during the most recently completed financial year.

Named Executive Officer	Securities Under Options Granted (#)	% of Total Options Granted to All Employees in the Financial Year	Exercise or Base Price ($/Securities)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
Frank A. Lang	100,000(1)	24.7	0.54	0.54	18-Dec-2003	18-Dec-2008

(1)

The board of directors granted these options on December 18, 2004, subject to disinterested shareholder approval of an increase to the number of Shares reserved for issuance under the Company's Stock Option Plan.

Aggregated Options/SAR Exercises in Last Financial Year
and Financial Year-End Option/SAR Values

The Named Executive Officer did not exercise any options in respect of the Company's Shares during the most recently completed financial year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR's at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End ($) Exercisable/ Unexercisable
Frank A. Lang	Nil	Nil	288,600(1)/100,000(2)	130,028/4,000

(1)

38,600 of these are held indirectly in the names of Dauntless Developments Ltd., a private company controlled by Frank A. Lang.

(2)

The board of directors granted these options on December 18, 2004, subject to disinterested shareholder approval of an increase to the number of Shares reserved for issuance under the Company's Stock Option Plan.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company and its subsidiaries have no employment contracts with any Named Executive Officer.

The Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officer in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this information circular.

The Company does have a formalized stock option plan for the granting of incentive stock options to the officers, employees and Directors.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the Shareholders.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to the Directors of the Company (excluding the Named Executive Officer):

Name of Director and Position as at Financial Year-End	Securities Under Options Granted (#)	% of Total Options Granted to All Employees in the Financial Year	Exercise or Base Price ($/Securities)(2)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
William J. Witte, Director and Executive Vice President	100,000(1)	24.7	0.54	0.54	18-Dec-04	18-Dec-09
Ronald M. Lang Director	100,000(1)	24.7	0.54	0.54	18-Dec-04	18-Dec-09
Sargent H. Berner, Director	100,000(1)	24.7	0.54	0.54	18-Dec-04	18-Dec-09

Ferdinand Holcapek Director	100,000(1)	24.7	0.54	0.54	18-Dec-04	18-Dec-09
Arthur G. Troup Director and Vice President, Exploration	100,000(1)	24.7	0.54	0.54	18-Dec-04	18-Dec-09

Notes:

(1)

The board of directors granted these options on December 18, 2004, subject to disinterested shareholder approval of an increase to the number of Shares reserved for issuance under the Company's Stock Option Plan.  No other options were granted to directors in the 2004 fiscal year.

(2)

The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the two week average trading price of the Shares of the Company on each stock exchange on which the Shares of the Company are listed at the time of the grant of the option, less the maximum discount permitted under the regulations of such stock exchange or such other price as may be agreed to by the Company and approved by such stock exchange.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, senior officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise during the most recently completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

For the purposes hereof, an "insider" is a director or senior officer of the Company, a director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities

No insider or proposed nominee for election as a Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company, except as follows:

Shares for Debt

During the year ended March 31, 2004, the Company issued an aggregate 2,209,256 Shares to Frank A. Lang and Ferdinand Holcapek, directors of the Company, and to a private company controlled by Mr. Lang at a price of $0.15 per share.  The Shares were subject to a four-month hold period, which expired September 13, 2003, and were issued in satisfaction of the Company's indebtedness to the three parties in the amount of $331,389.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Morgan & Company, Chartered Accountants, of #1488 - 700 West Georgia Street

Vancouver, British Columbia, V7Y 1A1, British Columbia, as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

MANAGEMENT CONTRACTS

Effective August 1, 2001, the Company entered into a Shareholder and Operating Agreement to be provided with management, administrative, geological and other services by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Certain directors and/or officers of the Company are also directors and/or officers of LMC.

As at March 31, 2004, the Company had a payable to LMC of $3,376, for providing administrative, geological and management functions to the Company.  During the most recently completed financial year, the sum of $123,623 was paid to LMC, for providing administrative, geological and management services for the Company, including direct cost reimbursements.

Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company.  Lang Mining receives a management fee of $2,500 per month for providing the services of Frank A. Lang as an officer of the Company.  In the year ended March 31, 2004, $30,000 was paid to Lang Mining.

Fees are paid to Ferdinand Holcapek by the Company's subsidiary in Mexico at a rate of US$2,000 per month for administrative services and US$250 per day for geological services.  During the year ended March 31, 2004, the Company's subsidiary paid Mr. Holcapek a total of US$77,694 for administrative and geological services rendered.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no Director or senior officer of the Company or any proposed nominee of management of the Company for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a)

General Authority to Conclude Placements or Transactions

Under British Columbia corporate law, directors are vested with the authority to issue shares for cash, property (including settlement of debt) or services, providing that the valuation of non-cash consideration is fair and reasonable and in the best interest of the Company and the shares issued for such consideration are reasonably valued.  The Company uses the prevailing trading price of its Shares as quoted on the TSX Venture Exchange (the "Exchange") as a benchmark for valuing its Shares.  Pursuant to regulatory policies and prevailing industry standards, the Company may apply a discount of up to 25% from such market prices to reflect the fact that the purchasers of such treasury shares are generally subject to restrictive hold periods, for some period of time after completion of the share sale, pursuant to applicable securities legislation.  Under certain policies of the Exchange, issuances of shares by way of private placement in a number in excess of 25% of a listed company's then outstanding shares may require prior shareholders' approval.  In order to avoid the necessity and added expense of having to convene an additional shareholders' meeting in the event that arrangements satisfactory to the board are reached for a private placement transaction involving the issuance of Shares prior to the shareholders' meeting to be held in 2005, management proposes to request advance approval at this time from the shareholders.  The limitations on the approval sought are that any transaction effected by the Company to issue Shares must be to parties substantially at arms-length to the Company, must be completed prior to the date of the next Annual General Meeting and must receive the acceptance for filing of the regulatory officials of the Exchange.  The share issuances may occur in one or more transactions and with one or more recipients.

Management proposes that shareholders favourably consider and approve the following resolution:

"Resolved as an ordinary resolution, that the directors of the Company be authorized to re-capitalize the Company, through the issuance of Shares for cash, property (including settlement of debts) or services, by issuing, in one or more private placements, such number of securities as would constitute in total an amount of Shares that exceeds 25% of the total number outstanding as at September 21, 2004, during the next 12 month period."

The directors of the Company believe that passing an ordinary resolution giving effect to the foregoing is in the best interests of the Company and recommend that shareholders vote in favour of the resolution.  In the event the resolution is not passed, the Exchange may not approve any private placements which result in the issuance or possible issuance of a number of Shares, which exceeds the 25% figure, without specific shareholder approval.  Such restriction could impede the Company's timely access to required funds.

The persons named as proxies in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the foregoing resolution unless the holder of Shares who has given such proxy has directed that the votes be otherwise cast.

(b)

Stock Option Plan

Shareholder approval for the Company's fixed number Stock Option Plan (the "2000 Plan") was obtained at the Company's 2000 Annual General Meeting.  The TSX Venture Exchange requirements relating to fixed number stock option plans include the requirement that every such plan must have a specified maximum number of shares, authorized by shareholders, issuable pursuant to the plan.  The specified maximum number of Shares available for issue under the 2000 Plan is 2,685,000 Shares.

Disinterested shareholder approval will be sought at the Meeting to reconstitute the 2000 Plan such that the specified maximum number of Shares issuable is increased to 4,750,000 Shares consisting of an increase of 2,074,100 and a reconstitution of 2,675,900 Shares previously issued under the 2000 Plan.  The total number of Shares reserved for issuance pursuant to options granted and unexercised under the 2000 Plan is 2,675,900 as at the date of this Information Circular.  If shareholder approval is given to the proposed increase in the maximum number of Shares issuable pursuant to the 2000 Plan, a further 2,074,100 Shares will be available for issue under the 2000 Plan.  The number of Shares reserved for issuance (i.e.) pursuant to options granted and unexercised under the 2000 Plan together with the number of additional Shares available for reservation under the reconstituted will total 4,750,000, which is less than 17% of the Company's 'Listed Shares' as defined by TSX Venture Exchange policy.  No financial assistance will be provided by the Company to facilitate the purchase of Shares under the 2000 Plan.  The 2000 Plan, as reconstituted, will otherwise have the same terms and conditions and will be designated the 2004 Plan.

Disinterested shareholders will be asked at the Meeting of the Company to consider, and if deemed advisable, approve with or without variation the following resolution:

"RESOLVED THAT the Company's current Stock Option Plan be reconstituted by increasing the number of shares issuable under the Plan from 2,685,000 to 4,750,000 shares, as more fully set forth in the Information Circular accompanying this Notice of Meeting."

The directors of the Company believe the passing of the foregoing ordinary resolution is in the best interests of the Company and recommend that shareholders of the Company vote in favour of the resolution.

The persons named as proxies in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the foregoing resolution unless the holder of Shares who has given such proxy has directed that the votes be otherwise cast.

(c)

Approval of Alteration of Notice of Articles

Effective March 29, 2004, the Company Act (British Columbia) (the "Former BC Act") was replaced by a new Business Corporations Act (British Columbia) (the "New BC Act").  The New BC Act adopts many provisions similar to those contained in corporate legislation elsewhere in Canada.  Under the provisions of the New BC Act, a company's charter documents, formerly referred to as a "Memorandum" and "Articles", are now referred to as a "Notice of Articles" and "Articles".  Every British Columbia company must file an application to transition under the New BC Act prior to March 29, 2006, and accordingly its Memorandum has been replaced with a Notice of Articles.

Management of the Company considers it to be in the best interests of the Company to adopt certain amendments to the Notice of Articles and to approve a new form Articles with a view to incorporating some of the more flexible provisions of the New BC Act, as described below.  Management believes that amending the Company's Notice of Articles and adopting the new Articles will enable the Company to be more efficient, flexible and cost-effective and will bring the Company's charter documents into line with charter documents of companies in other jurisdictions.

Pre-Existing Company Provisions and Majority of Votes Required for Special Resolutions

The regulations under the New BC Act effectively added certain provisions, called "Pre-Existing Company Provisions "or "PCPs", to every company's Notice of Articles.  The PCPs provide, among other things, that the number of votes required at a meeting of shareholders to pass a special resolution is three-quarters of the votes cast, which is the majority that was required under the Former BC Act.  The New BC Act allows a special resolution at a meeting of shareholders to be passed by two-thirds of the votes cast.  The Company proposes to amend its Notice of Articles to delete the PCPs so that the provisions of the New BC Act permitting a two-thirds majority will apply to the Company.

If shareholders approve this resolution, substantive changes to the corporate charter of the Company such as the creation, variation or abrogation of special rights and restrictions attached to Listed Shares; the subdivision, consolidation, change from shares with par value to shares without par value and vice versa; the change of designation of shares; and any proposed amalgamation or continuance of the Company out of the jurisdiction will require a two-thirds majority of the votes cast, instead of a three-quarters majority of the votes cast.  The two-thirds majority requirement is consistent with corporate legislation of other Canadian jurisdictions.

Alteration of Authorized Capital

The Company's current authorized capital is 500,000,000 Shares without par value.  The New BC Act does not require a company's Notice of Articles to contain a numerical limit on the authorized capital with respect to each class of shares.  Accordingly, as part of the resolution to which shareholder approval is being sought, management of the Company wishes to alter the Notice of Articles of the Company to alter the authorized capital of the Company to an unlimited number of Shares without par value.  Management believes that having unlimited authorized capital provides the Company with greater flexibility for future corporate activities.

The special rights and restrictions attached to the Company's Shares will not change as a result of the alteration of the authorized capital of the Company.

The special resolution that will be proposed at the Meeting is as follows:

"RESOLVED as an special resolution that:

1.

the alteration of the Notice of Articles of the Company to remove the application of the Pre-Existing Company Provisions; and

2.

the alteration of the Notice of Articles of the Company to alter the authorized capital of the Company from 500,000,000 Shares without par value to an unlimited number of Shares without par value, as more particularly described in the Company's Information Circular dated August 18, 2004, be and are hereby, approved;

3.

any one officer or director of the Company be, and is hereby, authorized and directed for, in the name of and on behalf of the Company to execute and file with the Registrar of Companies a Notice of Alteration of the Notice of Articles and to execute and file all such other documents and take such further actions as may be necessary to effect the foregoing; and

4.

that the Notice of Articles as altered shall, at the time of filing, comply with the Business Corporations Act (British Columbia)."

The amendments to the Notice of Articles will take effect immediately on the date and at the time the Notice of Alteration of the Notice of Articles is filed with the Registrar of Companies.

In order to be effective, the proposed special resolution must be approved by a majority of not less than three-quarters of the votes cast by those shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such resolution.

The directors of the Company believe the passing of the foregoing special resolution is in the best interests of the Company and recommend that shareholders of the Company vote in favour of the resolution.

The persons named as proxies in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the foregoing resolution unless the holder of Shares who has given such proxy has directed that the votes be otherwise cast.

(d)

Other Matters

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in its financial statements for the year ended March 31, 2004.  Copies of the audited financial statements and other relevant documents may be obtained upon request from Shannon M. Ross, Chief Financial Officer of the Company, at (604) 687-4622

CERTIFICATE

The foregoing contains no untrue statements of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

DATED at Vancouver, British Columbia, this 18th day of August, 2004.

/s/ Frank A. Lang

/s/ Shannon M. Ross

Frank A. Lang, MA, P.Eng.

Shannon M. Ross, CA
Chairman, President & CEO

Corporate Secretary & Chief Financial Officer

Proxy

TO BE HELD IN THE STRATHCONA ROOM, FOUR SEASONS HOTEL, 791 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, ON TUESDAY, SEPTEMBER 21, 2004, AT 1:30 P.M.

(the "Meeting")

The undersigned Shareholder of the Company hereby appoints, Frank A. Lang, President of the Company, or failing this person, Sargent H. Berner, Director of the Company, or in the place of the foregoing, ____________________________ as proxyholder for and on behalf of the Shareholder with the power of substitution to attend, act and vote for and on behalf of the Shareholder in respect of all matters that may properly come before the Meeting of the Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Shareholder were present at the said Meeting, or any adjournment thereof.

The Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Annual and Extraordinary General Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at six.		
		For	Withhold
2.	To elect as Director, Frank A. Lang.		
3.	To elect as Director, Sargent H. Berner.		
4.	To elect as Director, Ronald M. Lang.		
5.	To elect as Director, Arthur G. Troup.		
6.	To elect as Director, Robin M. Merrifield.		
7.	To elect as Director, Ferdinand Holcapek.		
8.	To appoint Morgan & Company, Chartered Accountants, as Auditor of the Company.		
		For	Against
9.	To authorize the directors to fix the remuneration of the Auditor.		
11.	To pass an ordinary resolution, approving in advance, subject to regulatory approval and compliance with the policies of the TSX Venture Exchange, the issuance by the Company pursuant to one or more private placements of a number of common shares that exceeds 25% of the total number outstanding as at August 12, 2004 (the "Record Date"), all as more particularly described in and subject to the restrictions described in the Information Circular prepared for the Meeting.		
12.	To pass an ordinary resolution of the Disinterested Shareholders of the Company to reconstitute the Company's current Stock Option Plan by increasing the number of shares issuable under the Plan from 2,685,000 to 4,750,000 shares, as more fully set forth in the Information Circular accompanying this Notice of Meeting.		
13.	To consider and if thought fit to pass a Special Resolution to alter the Notice of Articles of the Company as more fully set forth in the Information Circular accompanying this Notice of Meeting.		
14.	To transact such other business as may properly come before the Meeting.

The undersigned Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares Represented by Proxy: ______________________________

IF THE NUMBER OF SHARES REPRESENTED BY THIS PROXY FORM IS NOT INDICATED BY THE SHAREHOLDER, THEN IT SHALL BE DEEMED TO REPRESENT THAT NUMBER INDICATED ON THE AFFIXED LABEL.

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. **If someone other than the Shareholder of the Company signs this proxy form** on behalf of the named Shareholder of the Company, documentation acceptable to the chairman of the Meeting must be deposited with this proxy form, authorizing the signing person to do such. **If the proxy form is not dated by the Shareholder, it shall be deemed to be dated August 18, 2004.**

3. ***(i) If a registered Shareholder wishes to attend the Meeting to vote on the resolutions in person****, register your attendance with the Company's scrutineers at the Meeting.*

   (ii) If the securities of a Shareholder are held by a financial institution and the Shareholder wishes to attend the Meeting to vote on the resolutions in person, cross off the management appointee name or names, insert the Shareholder's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the proxy form and return the proxy form to the financial institution or its agent. At the Meeting, a vote will be taken on each of the resolutions as set out on this proxy form and the Shareholder's vote will be counted at that time.

4. ***If a Shareholder cannot attend the Meeting but wishes to vote on the resolutions,* the Shareholder can *appoint another person*, who need not be a Shareholder of the Company, to vote according to the Shareholder's instructions. To appoint someone other than the person named, cross off the management appointee name or names and insert the Shareholder's appointed proxyholder's name in the space provided, sign and date the proxy form and return the proxy form. Where no instruction on a resolution is specified by the Shareholder, this proxy form confers discretionary authority upon the Shareholder's appointed proxyholder.**

5. ***If the Shareholder cannot attend the Meeting but wishes to vote on the resolutions*** and to ***appoint one of the management appointees*** named, leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form. **Where no instruction is specified by a Shareholder on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the Shareholder had specified an affirmative vote.**

6. The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the Shareholder on any poll of a resolution that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the Meeting, the securities will be voted, if so authorized, by the proxyholder appointed, as the proxyholder in his/her sole discretion sees fit. **This proxy confers discretionary authority with respect to matters other than the election of directors and appointment of auditor, identified or referred to in the accompanying Notice of Annual General Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting.**

7. If a registered Shareholder has returned the proxy form, the Shareholder may still attend the Meeting and vote in person should the Shareholder later decide to do so. To attend, and vote at the Meeting, the Shareholder must record his/her attendance with the Company's scrutineers at the Meeting and revoke the proxy form in writing.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by hand, mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the chairman of the Meeting prior to the commencement of the Meeting. The mailing/delivery address of Computershare Trust Company of Canada is 9th Floor, 100 University Avenue, Toronto, ON, Canada, M5J 2Y1 and its fax number for receiving proxies from inside North America is 1-(866) 249-7775, and outside North America 1-(416) 263-9524 .

Cream Minerals Ltd.

(the "Company")

2004 REQUEST FOR ANNUAL & INTERIM FINANCIAL STATEMENTS

National Instrument 51-102 requires the Company to send annually to the registered holders and beneficial owners of its securities ("Securityholders") a form to allow the Securityholder to request a copy of the Company's annual financial statements and related MD&A, interim financial statements and related MD&A, or both.  If you wish to receive such mailings, please complete and return this form to:

CREAM MINERALS LTD.
1400 - 570 Granville Street
Vancouver, British Columbia, V6C 3P1

TO: CREAM MINERALS LTD.

The undersigned Securityholder of the Company and hereby elects to receive:

□

Interim Financial Statements for the first, second and third financial quarters of 2005 and the related MD&A;

□

Annual Financial Statements for the fiscal year ended March 31, 2005 and the related MD&A; or

□

BOTH - Interim Financial Statements and related MD&A, and Annual Financial Statements and related MD&A for the fiscal year ended March 31, 2005.

Please note that a request form will be mailed each year and Securityholders MUST return such form each year in order to receive the documents indicated above.

Name of Securityholder - Please Print

Address/City/Province/Postal Code

Fax

E-mail Address

The undersigned certifies and confirms that he/she/it is a registered/benefial (please circle one) Securityholder (other than debt instruments) of the Company.

Signature

Date

CUSIP: 225263508

By providing an E-mail address or fax number, you will be deemed to be consenting to the electronic delivery to you at such E-mail address or fax number of the Company's Interim Financial Statements and related MD&A, and Annual Financial Statements and related MD&A, if delivery by electronic means is allowed by applicable regulatory rules and policies.

August 30, 2004

British Columbia Securities Commission PO Box 10142 Pacific Centre, 701 West Georgia Street Vancouver, BC V7Y 1L2	VIA SEDAR

Dear Sirs:

Re:

Quarterly Report for the Period Ended June 30, 2004

Today, Cream Minerals Ltd. ("the Company") distributed its Quarterly Report for the period ended June 30, 2004, to shareholders appearing on the Company's supplemental mailing list.

CREAM MINERALS LTD.

Yours truly,

(signed)

"Shannon Ross"

Shannon Ross

Corporate Secretary

cc:

United States Securities and Exchange Commission - 12g3-2(b) #82-4741

cc:

Alberta Securities Commission

cc:

TSX Venture Exchange

CREAM MINERALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004 and 2003

Morgan & Company

Chartered Accountants

P.O. Box 10007, Pacific Centre

Suite 1488 - 700 West Georgia Street

Vancouver, BC V7Y 1A1

AUDITORS' REPORT

To the Shareholders of Cream Minerals Ltd.

We have audited the consolidated balance sheets of Cream Minerals Ltd. as at March 31, 2004 and 2003, and the consolidated statements of operations and deficit and cash flows for the years ended March 31, 2004, 2003 and 2002.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years ended March 31, 2004, 2003 and 2002, in accordance with Canadian generally accepted accounting principles.

August 3, 2004

Vancouver, Canada

Chartered Accountants

Comments by Auditors for U.S. Readers

on Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by going concern considerations such as described in Note 1 to the financial statements.  Our report to the shareholders dated August 3, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such considerations in the auditors' report when the consideration is adequately disclosed in the financial statements.

August 3, 2004

Vancouver, Canada

Chartered Accountants

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Balance Sheets

As at March 31, 2004 and 2003

	March 31,	March 31,
	2004	2003

Assets

Current assets
Cash and cash equivalents	$ 1,180,052	$ 8,721
Taxes recoverable	68,719	11,080
Accounts receivable and prepaid expenses	20,569	4,500
	1,269,340	24,301

Mineral property interests (see schedule) (Note 3)	1,389,607	527,656
Plant and equipment (Note 4)	10,500	-
Investments (Note 5)	68,895	68,895
Reclamation and other deposits (Note 6)	16,503	16,503

	$ 2,754,845	$ 637,355

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$ 25,977	$ 10,158
Accounts payable, related parties (Note 8)	190,103	492,272
	216,080	502,430

Shareholders' equity
Share capital (Note 7)
Authorized: 500,000,000 common shares without par value
Issued and fully paid: 28,049,991 (2003 - 19,864,519) common shares	16,516,678	13,856,750
Contributed surplus	247,636	12,855
Deficit	(14,225,549)	(13,734,680)
	2,538,765	134,925
	$ 2,754,845	$ 637,355

Going concern and nature of operations (Note 1)

Subsequent events (Notes 1 and 14)

See accompanying notes to consolidated financial statements.

Approved by the Directors

/s/Frank A. Lang

/s/William J. Witte

Frank A. Lang

William J. Witte

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statements of Operations and Deficit

	For the years ended March 31,
	2004	2003	2002

Expenses (Income)
Foreign exchange (gains) losses	$ 10,949	$ 9,750	$ (4,964)
Legal, accounting and audit	41,717	18,871	34,481
Management fees	30,000	7,500	7,500
Office and administration	13,749	10,652	30,765
Shareholder communications	90,511	35,334	22,287
Property investigation costs	1,042	11,522	6,255
Travel and conferences	21,199	532	845
Salaries and benefits	270,552	55,239	48,952
Write-down of mineral property interests	12,573	1,107,374	161,466
Interest	(1,423)	(337)	(1,207)
	490,869	1,256,437	306,380

Loss for the year	(490,869)	(1,256,437)	(306,380)

Deficit, beginning of year	(13,734,680)	(12,478,243)	(12,171,863)

Deficit, end of year	$ (14,225,549)	$ (13,734,680)	$ (12,478,243)

Loss per common share	$ (0.02)	$ (0.07)	$ (0.02)

Weighted average number of common shares outstanding - basic and fully diluted	23,188,307	19,249,054	16,837,143

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statements of Cash Flows

	For the years ended March 31,
	2004	2003	2002

Cash provided by (used for)

Operations
Loss for the year	$ (490,869)	$ (1,256,437)	$ (306,380)
Items not affecting working capital
Stock option compensation	216,328	5,939	-
Write-down of mineral property interests	12,573	1,107,374	161,466
	(261,968)	(143,124)	(144,914)

Changes in non-cash working capital
Taxes recoverable	(57,639)	(1,374)	4,185
Accounts receivable and prepaid expenses	(16,069)	(2,609)	(112)
Accounts payable and accrued liabilities	15,819	(1,219)	(5,240)
	(319,857)	(148,326)	(146,081)

Investing activities
Mineral property interests
Acquisition costs	(67,895)	(15,890)	(25,830)
Exploration and development costs	(684,844)	(252,516)	(184,524)
Reclamation and other deposits	-	1,357	(360)
Plant and equipment	(10,500)	-	-
Investments	-	(17,500)	(7,501)
	(763,239)	(284,549)	(218,215)

Financing activities
Related parties	29,219	184,927	192,516
Issuance of shares for cash	2,225,208	235,043	150,000
	2,254,427	419,970	342,516

Cash and cash equivalents
Increase (decrease) during the year	1,171,331	(12,905)	(21,780)
Balance, beginning of year	8,721	21,626	43,406

Balance, end of year	$ 1,180,052	$ 8,721	$ 21,626

Supplementary information
Stock compensation in mineral property interests	$ 32,285	$ 6,916	$ -
Contributed surplus recognized on option exercise	$ 13,832	$ -	$ -
Issuance of shares for mineral property interests	$ 89,500	$ 15,000	$ 3,300
Issuance of shares for settlement of debt	$ 331,388	$ -	$ -
Issuance of shares for corporate finance and agent's fee	$ 81,425	$ -	$ -

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended March 31, 2004, 2003 and 2002

1.

Going concern and nature of operations

Cream Minerals Ltd. (the "Company") is incorporated in the Province of British Columbia under the Company Act (British Columbia), and its principal business activity is the exploration and development of mineral properties.

These consolidated financial statements have been prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business.  Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.  As disclosed in the financial statements, the Company's working capital as at March 31, 2004, is $1,053,260 (2003 - working capital deficiency - $478,129) with an accumulated deficit of $14,225,549 (2003 - $13,734,680).

The Company has capitalized $1,389,607 (2003 - $527,656) in acquisition and related costs on its Canadian mineral properties and the Nuevo Milenio property located in Mexico.  On the Nuevo Milenio property, tax payments are required to be made twice yearly on an escalating basis, in January and July of each year, to maintain the concessions.  In addition, the Company must make cash payments of $40,000 and issue 200,000 common shares in fiscal 2005 to maintain the other mineral property interests held at March 31, 2004.  Subsequent to March 31, 2004, cash payments of $20,000 were made and 100,000 common shares were issued.

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company's ability to continue as a going concern.  Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.  The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

2.

Significant accounting policies

(a)

Basis of consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP").  These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Cream Minerals de Mexico, S.A. de C.V.  All material intercompany balances and transactions have been eliminated.

(b)

Use of estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period.  Significant areas requiring the use of management estimates include the determination of impairment of mineral property interests, investments, reclamation obligations and classification of accounts receivable between current and non-current assets.  Actual results could differ from those estimates.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended March 31, 2004, 2003 and 2002

2.

Significant accounting policies (continued)

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash and those short-term money market instruments that are readily convertible to cash with an original term of less than ninety days.

(d)

Mineral property interests

Mineral property acquisition costs and exploration and development costs are recorded at cost and deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.  These costs will be amortized over the estimated useful life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include cash expenses and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests, pursuant to the terms of the related property agreements.  Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded as mineral property acquisition costs upon payment.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of explorations of such properties, these procedures do not guarantee the Company's title.  Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

The amount shown for mineral property interests represents costs incurred to date and the fair market value of common shares issued and does not necessarily reflect present or future value.  Administrative costs and property investigation costs, where a property interest is not acquired, are expensed as incurred.

(e)

Investments

The Company accounts for its portfolio investments as long-term investments.  They are recorded at cost unless a permanent impairment in value has been determined, at which time they are written down to market value.

(f)

Plant and equipment

Amortization of plant and equipment will be recorded on a straight-line basis over periods ranging from three to five years.  No amortization has been recorded in the year ended March 31, 2004.

(g)

Income taxes

Income taxes are calculated using the liability method of accounting.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets.  Future tax assets are recognized to the extent that they are considered more likely than not to be realized.  Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended March 31, 2004, 2003 and 2002

2.

Significant accounting policies (continued)

(h)

Translation of foreign currencies

The Company's operations in Mexico are considered to be integrated for the purposes of foreign currency translation.  Its monetary assets and liabilities are translated at the rate of exchange at the balance sheet date, non-monetary assets and related amortization at historical rates, and revenue and expense items at the exchange rates prevailing on transaction dates.  Foreign currency translation gains or losses are included in the consolidated statements of operations and deficit.

(i)

Stock-based compensation

As of April 1, 2003, the Company elected to adopt on a prospective basis the fair value based method of accounting for stock options recommended by the Canadian Institute of Chartered Accountants in Section 3870.  Under this method, the Company recognises stock compensation expense based on the estimated fair value of the options on the date of grant, determined using the Black-Scholes option-pricing model.  The fair value of the options is recognized over the vesting period of the options granted as both stock compensation expense and contributed surplus.  The contributed surplus balance is subsequently reduced if the options are exercised and the amount initially recorded is then credited to share capital.  No stock compensation expense is recorded for stock options awarded and granted to directors, officers and employees prior to April 1, 2003.  Pro forma stock option expense and pro forma net earnings that would have resulted for stock options issued after April 1, 2001, and prior to April 1, 2003, is disclosed in note 7.

Prior to April 1, 2003, the Company accounted for its stock-based compensation granted to directors, officers and employees using intrinsic values.  Under this method, stock-based compensation expense was not recognized in the financial statements when stock options were issued to directors, officers and employees at prevailing market prices.  Consideration paid by directors, officers and employees on the exercise of these stock options was recorded as share capital.

(j)

Loss per common share

Loss per common share has been calculated using the weighted average number of common shares outstanding for the year.  The Company has adopted the revised recommendations of the CICA, whereby new rules are applied in the calculation of diluted earnings per share.  The revised standard has been applied on a retroactive basis and did not result in any restatement of the Company's financial statements.  Basic and diluted losses per share are the same, as the effect of potential issuances of shares under warrant or share option arrangements would be anti-dilutive.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended March 31, 2004, 2003 and 2002

3.

Mineral property interests

	Acquisition Costs	Deferred Exploration	Total 2004	Total 2003
Kaslo Silver property	$1,445	$648	$2,093	$1
Raven and other properties, British Columbia	152,968	62,507	215,475	29,754
Nuevo Milenio	-	1,137,763	1,137,763	497,901
Stephens Lake Property	30,042	4,234	34,276	-
	$184,455	$1,205,152	$1,389,607	$527,656

Detailed accumulated costs in respect to the Company's mineral property interests owned, leased or under option are disclosed in the Consolidated Schedules of Mineral Property Interests.

(a)

Kaslo Silver Property, Kaslo, British Columbia, Canada

In accordance with CICA Accounting Guideline 11, in the year ended March 31, 2003, the Company had written off deferred property costs to a nominal carrying value of $1 to reflect the extended period of inactivity on the property.   Preliminary work has been restarted on this property in the year ended March 31, 2004, and so property costs are again being deferred.

(i)

Bismark Claims

The Company holds a 100% interest in the property.  The property is subject to a net smelter returns ("NSR") royalty of 1.5% of which 50% can be purchased for the sum of $500,000.

(ii)

Black Bear Group of Claims

The Company holds a 100% interest in the claims.  The claims are subject to a 3% NSR royalty from the production of gold and silver and 1.5% NSR royalty from the production of other metals from the property.  The Company has the right to purchase 50% of the royalty interest for $500,000 upon completion of a positive feasibility report.

(iii)

 Black Fox Claims

The Company holds a 100% interest in the Black Fox Silver claims.

(b)

Nuevo Milenio Property, Nayarit, Mexico

The Company holds a 100% interest in the Nuevo Milenio Property, which was located by the Company.

(c)

Other Canadian properties

The Company holds an option to acquire a 100% interest in the Kootenay Gemstone property located in the Nelson Mining Division, British Columbia.  The option agreement calls for the issuance of 500,000 common shares (200,000 issued) and cash payments totalling $100,000 ($20,000 paid) over 48 months.  The optionor will retain a 2% net product returns royalty from the production of gemstones, half of which may be purchased by the Company for $1,000,000 upon commencement of commercial production.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended March 31, 2004, 2003 and 2002

3.

Mineral property interests (continued)

(c) Other Canadian properties (continued)

The Company holds an option to acquire a 100% interest in the Goldsmith property comprised of the Goldsmith and Lucky Jack properties located near Kaslo, British Columbia.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (50,000 issued) and cash payments totalling $110,000 ($5,000 paid) over six years.  The Lucky Jack option agreement calls for the issuance of 200,000 common shares (50,000 issued) and payments totalling $110,000 ($5,000 paid) over six years.  The optionors will retain a 2% NSR royalty on all metals.  The Company may acquire one half of the NSR on each of the two properties for $1,000,000 each upon commencement of commercial production or earlier.

The Company held an option to acquire a 100% interest in the Raven Mineral claims.  The property was written off and returned to the optionors in fiscal 2004.

(d)

Stephens Lake Property, Manitoba

In the year ended March 31, 2003, the Company acquired a 30,000-hectare mineral lease in northern Manitoba.  During the year ended March 31, 2004, the Company entered jointly with Sultan Minerals Inc. ("Sultan") and ValGold Resources Ltd. (ValGold") (the "Companies") into an agreement with BHP Billiton Diamonds Inc. ("BHP") whereby BHP has been granted options to acquire an initial 51% interest in three Mineral Exploration Licenses (Numbers 64, 65 and 66) totalling 92,194 hectares of mineral property held by the Companies in the Province of Manitoba to facilitate exploration of the property.  Additional claims were staked and form part of the property.  The Companies have agreed to pool their respective properties so that each will hold an undivided one-third interest in all three of the exploration licenses subject to the BHP agreement.

Under the terms of the agreement the Companies have granted to BHP options (the "BHP Options") to acquire firstly, a 51% undivided interest in the property (the "First Option") and secondly, a 19% undivided interest in the property (the "Second Option").  BHP has agreed to fund all exploration expenditures on the property until the BHP Options are either terminated or fully exercised.  In order to exercise the First Option, BHP must incur exploration expenditures of $1,000,000 on the property within five years following the effective date of the agreement.  This includes a firm commitment of $140,000 in exploration expenditures to be incurred in the first year following the effective date.  In order to exercise the Second Option, BHP must complete a feasibility study for the project on or before the 10th anniversary of the effective date.  In the event that BHP exercises both options, a joint venture will be formed and the Companies shall thereupon have the following working interests in the joint venture - BHP - 70%; the Company - 10%; Sultan - 10%, and ValGold - 10%.  In the event that BHP exercises the First Option but chooses not to exercise the Second Option, or does not exercise the Second Option by the due date, then the Companies shall thereupon have the following working interests in the joint venture - BHP - 51%; the Company - 1/3 of 49%; Sultan - 1/3 of 49%; and ValGold - 1/3 of 49%.  If, after the joint venture is formed, a party's interest falls to 10% or less, for inability to finance their share of the joint venture or other reasons, that party's interest will convert to a 1% NSR royalty.

4.

Plant and equipment

	Cost	Accumulated Depreciation	Net Book Value 2004
Vehicles	9,422	-	9,422
Computer equipment	1,078	-	1,078
	10,500	-	10,500

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended March 31, 2004, 2003 and 2002

5.

Investments

	Number of Shares	Net Book Value 2004	Net Book Value 2003
ValGold Resources Ltd.	100,000	$41,000	$41,000
Abitibi Mining Corp.	7,000	1,400	1,400
Stingray Resources (formerly Poseidon Minerals Ltd.)	2,016	698	698
Emgold Mining Corporation	2,000	480	480
Sultan Minerals Inc.	2,630	316	316
Terra Gaia Inc.	100,000	43,894 25,000	43,894 25,000
LMC Management Services Ltd.	1	1	1
		$68,895	$68,895

The quoted market value of the above listed publicly traded securities as at March 31, 2004, was $58,023 (2003 - $33,335).  Terra Gaia Inc. and LMC Management Services Ltd. are private companies (Note 8).

6.

Reclamation and other deposits

Prior to commencement of exploration of a mineral property in British Columbia, a Company is required to post a reclamation deposit, which is refunded to the Company upon completion of reclamation to the satisfaction of the Inspector of Mines.  A $16,503 minimum work deposit has been filed with the Manitoba Director of Mines with respect to the Company's mineral lease in northern Manitoba.

7.

Share capital

Authorized:

500,000,000 common shares without par value

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended March 31, 2004, 2003 and 2002

7.

Share capital (continued)

Issued and fully paid:

	Number of Shares	Amount
Balance, March 31, 2001	16,565,828	$13,453,407
Shares issued for mineral property interests
Profit Lake Property	30,000	3,300
Shares issued for cash
Private placement	1,500,000	150,000
Balance, March 31, 2002	18,095,828	13,606,707
Shares issued for mineral property interests
Kootenay Gemstone Property (Note 3(c))	100,000	15,000
Shares issued for cash
Private placement	1,166,666	175,000
Exercise of warrants	492,025	59,043
Stock options exercised	10,000	1,000
Balance, March 31, 2003	19,864,519	13,856,750
Shares issued for mineral property interests and other
Goldsmith Claims (Note 3 (c))	50,000	7,000
Lucky Jack Claims (Note 3 (c))	50,000	7,500
Kootenay Gemstone Property (Note 3(c))	100,000	75,000
Fractional rounding adjustment	2	-
Corporate finance and agent's fee	125,240	81,425
Shares issued for debt	2,209,256	331,388
Stock-based compensation	-	13,832
Shares issued for cash
Private placements, less share issue costs	3,900,000	1,828,487
Exercise of warrants	1,422,974	257,446
Stock options exercised	328,000	57,850
Balance, March 31, 2004	28,049,991	$16,516,678

Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  At March 31, 2004, the Company may issue up to 2,685,000 common shares under the plan.  At March 31, 2004, 2,854,900 (2003 - 1,987,600) stock options have been granted and are outstanding, exercisable for up to five years.  Of these options, 700,000 are subject to shareholders' approval of an increase in the number of shares available for issue under the stock option plan.  The stock option plan provides for vesting of the stock options as follows: 25% on the date of approval of the options by the appropriate regulatory authority and 25% every six months thereafter.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended March 31, 2004, 2003 and 2002

7.

Share capital (continued):

Stock options (continued):

At March 31, 2004, 1,932,175 of the stock options currently outstanding were vested.  Of the unvested stock options, 615,150 will vest in the year ended March 31, 2005 and the remainder will vest in the year ended March 31, 2006.  Using the Black-Scholes method of valuation, the vested portion of the stock options subject to shareholders' approval has been valued at $136,287, and has been included in stock-based compensation.

In 2003, the company adopted on a prospective basis the fair value method of accounting for stock options.  The effect of adopting the fair value of accounting on all stock options granted after April 1, 2003, was a charge for stock based compensation of $239,534 for the year ended March 31, 2004.  If the fair value based method had been used for all stock options granted after April 1, 2001, and prior to April 1, 2003, reported loss and loss per share would have increased to the pro forma amounts indicated below for the years ended March 31, 2004, 2003 and 2002.

	Years ended March 31,
	2004	2003	2002
Loss for the year:
As reported	$ 490,869	$ 1,256,437	$ 306,380
Pro forma stock-based compensation for grants after April 1, 2001 and prior to April 1, 2003	10,694	59,301	-
Pro forma loss for the year	501,563	1,315,738	306,380
Loss per share
Basic and dilutive
As reported	$ (0.02)	$ (0.07)	$ (0.02)
Pro forma	$ (0.02)	$ (0.07)	$ (0.02)

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions as follows:

	Years ended March 31,
	2004	2003	2002
Risk free interest rate	2.23%	5.25%	-
Expected life (years)	3.0	5.0	-
Expected volatility	131.17%	113.94%	-
Weighted average fair value per option grant	$0.41	$0.08	-

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company's stock options are not transferable and cannot be traded.  The Black-Scholes model also requires an estimate of expected volatility.  The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore do not necessarily provide a reliable measure of the fair value of the Company's stock options.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended March 31, 2004, 2003 and 2002

7.

Share capital (continued):

Stock options (continued):

The following table summarizes information on stock options outstanding at March 31, 2004:

Range of Exercise Price	Number Outstanding at March 31, 2004	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.10	663,600	1.50 years	$0.10
$0.15	1,151,000	3.07 years	$0.15
$0.30	50,000	0.20 years	$0.30
$0.54	1,230,300	4.72 years	$0.54
	2,854,900

A summary of the changes in stock options for the years ended March 31, 2004, 2003 and 2002, is presented below:

	Number of Shares	Weighted Average Exercise Price
Balance, March 31, 2001	1,554,000	$0.21
Expired	(412,000)	$0.30
Cancelled	(34,000)	$0.30
Balance, March 31, 2002	1,108,000	$0.17
Granted	1,151,000	$0.15
Exercised	(10,000)	$0.10
Expired	(261,400)	$0.30
Balance, March 31, 2003	1,987,600	$0.14
Granted	1,230,300	$0.54
Exercised	(303,000)	$0.16
Cancelled	(60,000)	$0.15
Balance, March 31, 2004	2,854,900	$0.31

Share purchase warrants

As at March 31, 2004, the following share purchase warrants issued in connection with private placements were outstanding:

Number of Shares	Exercise Price	Expiry Date
726,667	$0.25	August 13, 2004
1,500,000	$0.30	November 13, 2004
1,742,620	$0.75	February 19, 2005
3,969,287

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended March 31, 2004, 2003 and 2002

8.

Related party transactions and balances

	2004	2003	2002
Services rendered:
LMC Management Services Ltd. (a)	$ 123,623	$ 96,555	$ 43,126
Lang Mining Corporation (b)	30,000	7,500	69,906
Legal fees (c)	32,048	6,958	14,530
Director (d)	77,694	29,445	47,805

Balances receivable from:
LMC Management Services Ltd.	-	-	861
Balances payable to:
LMC Management Services Ltd.	(3,376)	(7,855)	-
Lang Mining Corporation	(3,183)	(210,035)	(202,091)
Sultan Minerals Inc.	-	(4,024)	-
ValGold Resources Ltd.	(13,381)	(550)	-
Directors	(140,273)	(264,397)	(98,179)
Legal fees	(29,890)	(5,411)	(7,936)
	$ (190,103)	$ (492,272)	$ (308,206)

(a)

Commencing August 1, 2001, management, administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and the equity value.

(b)

Lang Mining Corporation ("Lang Mining") is a private company controlled by the President of the Company.  Lang Mining provides management services at a rate of $2,500 per month for the services of the president and chairman of the Company.

(c)

Legal fees were paid to a law firm of which a director is a partner.

(d)

Fees were paid to a director at a rate of US$2,000 per month for administrative services and US$250 for geological services.

(e)

The Company's investments in public companies include shares of Sultan Minerals Inc., Emgold Mining Corporation and ValGold Resources Ltd., companies with directors and management in common with the Company.  Also, Terra Gaia Inc, a private company, has a director in common with the Company.

9.

Financial instruments:

The Company's current financial instruments are comprised of cash, restricted cash, cash equivalents, accounts receivable and prepaid expenses, accounts payable and accrued liabilities.  Current financial instruments are recorded at cost.  The fair value of these financial instruments approximates their carrying values due to the immediate or short-term maturity of the financial instruments.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended March 31, 2004, 2003 and 2002

10.

Segmented information

Operating segments

The Company has one operating segment, which is the exploration and development of mineral properties.

Geographic segments

The Company's principal operations are carried out in Canada and Mexico.  All investment income is earned in Canada.  Segmented assets by geographical location are as follows:

	Canada	Mexico	Consolidated Total 2004	Consolidated Total 2003
Current assets	$ 1,115,323	$ 154,017	$ 1,269,340	$ 24,301
Mineral properties and deferred costs	251,844	1,137,763	1,389,607	527,656
Plant and equipment	-	10,500	10,500	-
Investments	68,895	-	68,895	68,895
Reclamation and other deposits	16,503	-	16,503	16,503
Total Assets	1,452,565	1,302,280	2,754,845	637,355

11.

Income taxes

The income taxes shown in the consolidated statements of earnings and deficit differ from the amounts obtained by applying statutory rates to the earnings (loss) before income taxes due to the following:

	2004	2003
Loss for the year	$490,869	$1,256,437
Statutory tax rate	37.62%	39%
Expected income tax recovery	$184,665	$490,010
Non-deductible differences	(21,311)	(4,494)
Other	(76,452)	(429,732)
Unrecognised tax losses	(86,902)	(55,784)
Income tax provision	-	-

The significant components of the Company's future tax assets are as follows:

	2004	2003

Operating losses carried forward	$ 1,043,579	$ 1,006,696
Resource deductions	1,712,807	2,216,728
Share issue costs	54,628	-
	2,811,014	3,223,424

Valuation allowance for future tax assets	(2,811,014)	(3,223,424)
	$ -	$ -

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not.  Accordingly, no future income tax assets have been recognized for accounting purposes.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended March 31, 2004, 2003 and 2002

11.

Income taxes (continued)

The Company has Canadian non-capital losses carried forward of $2,640,000 that may be available for tax purposes.  The losses expire as follows:

Expiry date	$
2005	319,000
2006	649,000
2007	459,000
2008	370,000
2009	278,000
2010	275,000
2011	424,000

The Company has resource pools of approximately $5,943,000 available to offset future taxable income.  The tax benefit of these amounts is available for carry-forward indefinitely.

12.

Material differences between Canadian and United States generally accepted accounting principles (GAAP)

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").  The major differences between Canadian and US GAAP, which affect the Company's financial statements, are described below, and their effect on the financial statements is summarized as follows:

(a)

Consolidated Statements of Loss and Deficit and Balance Sheets

	Years ended March 31,
	2004	2003	2002
Loss in accordance with Canadian GAAP	$ (490,869)	$ (1,256,437)	$ (306,380)
Deduct:
Exploration expenditures for the period (i)	(717,128)	(259,432)	(184,524)

Add:
Deferred exploration costs written off during the year that would have been expensed in a prior period incurred (i)	-	926,125	67,323
Unrealized gains (losses) on available for sale securities	24,688	(3,163)	(6,472)
Loss in accordance with US GAAP	$ (1,183,309)	$ (592,907)	$ (430,053)
Loss per share US GAAP Primary (d)	$ (0.05)	$ (0.03)	$ (0.03)
Weighted average shares outstanding US GAAP	23,188,307	19,249,054	16,837,143

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended March 31, 2004, 2003 and 2002

12.

Material differences between Canadian and United States generally accepted accounting principles (GAAP) (continued)

(a)

Consolidated Statements of Loss and Deficit and Balance Sheets (continued)

	Years ended March 31,
	2004	2003	2002

Shareholders' equity per Canadian GAAP	$ 2,538,765	$ 134,925	$ 1,128,464
Deduct:
Exploration expenditures for the period (i)
2004	(704,555)	-	-
2003	673,609	673,609	-
2002	(94,807)	(94,807)	(94,807)
2001	(169,544)	(169,544)	(169,544)
2000	(3,958)	(3,958)	(3,958)
1999	(692,752)	(692,752)	(692,752)
1998	(213,037)	(213,037)	(213,037)
1997	(1,297)	(1,297)	(1,297)
Add:
Unrealized gains (losses) on available for sale securities (iii)	14,129	(10,559)	(7,396)
Shareholders' equity (deficiency) - US GAAP	1,346,553	$ (377,420)	$ (54,327)

Mineral Property Interests - Canadian GAAP	$ 1,389,607	$ 527,656	$ 1,344,708
Exploration expenditures expensed per US GAAP(i)	(1,202,056)	(497,901)	(1,175,395)
Mineral Property Interests - US GAAP	187,151	$ 29,755	$ 169,313

i)

Under US GAAP, the Company would record its mineral property interests at cost.  Exploration and development costs incurred on a mineral property are expensed unless the property has economically recoverable reserves at which time further exploration and development costs are deferred.  At this stage, the Company has not yet identified economically recoverable reserves on any of its properties.  Accordingly, under US GAAP, all exploration costs incurred during the year are to be expensed.

In October 2001, the FASB issued Statement of Financial Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("FAS No. 144"), that replaces FAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.  FAS No. 144 applies to the assessment of the impairment in the carrying value of long-lived assets, excluding goodwill and other certain specified items, including those to be disposed of by sale, including discontinued operations.  FAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount and fair value less cost to sell.  Had this statement been adopted by the Company, the impact would not be material.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended March 31, 2004, 2003 and 2002

12.

Material differences between Canadian and United States generally accepted accounting principles (GAAP) (continued)

(a)

Consolidated Statements of Loss and Deficit and Balance Sheets (continued)

ii)

The Company accounts for options granted according to requirements of Canadian GAAP, and those requirements are similar to US GAAP, more specifically, the fair value accounting provided for under FASB statement No. 123 ("SFAS No. 123"), and as revised under FASB statement No. 148 ("SFAS No. 148") (applicable for fiscal years ending after December 15, 2002), which requires the use of option valuation models.

	Years ended March 31,
	2004	2003	2002

Loss for the year in accordance with US GAAP:
As reported	$ (1,183,309)	$ (592,907)	$ (430,053)
Pro forma stock-based compensation for grants after April 1, 2001 and prior to April 1, 2003 (Note 7)	(10,694)	(59,301)	-
Pro forma loss for the year in accordance with US GAAP:	(1,194,003)	(652,208)	(430,053)
Loss per share
Basic and dilutive
US GAAP	$ (0.05)	$ (0.03)	$ (0.03)
US GAAP Pro forma	$ (0.05)	$ (0.03)	$ (0.03)

iii)

SFAS No. 115 requires investments to be classified with respect to holding period, as determined by management, as either held-to-maturity debt securities, trading securities or available-for-sale investments.

The Company has no held-to-maturity debt securities or trading securities.  The Company's investments are classified as Available-for-sale investments and carried at cost for Canadian GAAP purposes.  Such investments are not actively traded on short-term differences in price, and for US GAAP purposes, must have holding gains and losses reported as a separate component of shareholders' equity until realized.

(b)

Statements of Cash Flows

	Years ended March 31,
	2004	2003	2002
Cash provided by (used for) operations
Canadian GAAP	$ (319,857)	$ (148,326)	$ (146,081)
Exploration expenditures (i)	(684,844)	(259,432)	(184,524)
US GAAP	(1,004,701)	(407,758)	(330,605)
Investing Activities
Canadian GAAP	(763,239)	(284,549)	(218,215)
Exploration expenditures (i)	684,844	259,432	184,524
US GAAP	(78,395)	(25,117)	(33,691)
Financing Activities
Canadian GAAP and US GAAP	$ 2,254,427	$ 419,970	$ 342,516

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended March 31, 2004, 2003 and 2002

12.

Material differences between Canadian and United States generally accepted accounting principles (GAAP) (continued)

(b)

Statements of Cash Flows (continued)

(i)

As discussed above, under US GAAP, the Company would record its interest in mineral properties at cost.  Exploration and development costs incurred on a mineral property are expensed unless the property has economically recoverable reserves at which time further exploration and development costs are deferred.  At this stage, the Company has not yet identified economically recoverable reserves on any of its properties.  Accordingly, under US GAAP, all exploration costs incurred during the year are to be expensed.

(c)

Income taxes

United States accounting standards for income taxes are set forth in SFAS No. 109.  The Company has determined that the adoption of SFAS No. 109 would have no material affect on the assets, liabilities or operations for the years presented in these financial statements.  The only significant tax assets the Company has are the accumulated non-capital losses and accumulated resource related expenditures, which are available to offset future taxable income.  The Company's operations have no income subject to income taxes and it is not likely that such tax assets will be realized.  Accordingly, the Company would eliminate the effect of the recognition of any of these tax assets by the recording of a valuation allowance equal to the value of the tax assets.

(d)

Loss per share

For all years indicated, the options and warrants outstanding during the period are anti-dilutive and therefore fully diluted loss per share is not disclosed.  Under US GAAP, escrowed shares are excluded from the calculation of weighted average shares outstanding during the year.

13.

Comparative figures

Certain of the prior years' figures have been reclassified to conform to the current year's presentation.

14.

Subsequent event

Subsequent to March 31, 2004, the Company has jointly entered into an agreement (the "Agreement") with 4378831 Manitoba Ltd. (the "Optionor") to option two (2) staked claims namely the Trout and Trout 1 claims located approximately 130 km east of Gillam, Manitoba (the "Trout Claim Group") and encompassing an area of 256 hectares.  The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Claim Group, which is held by the Optionees and currently under option to BHP Billiton.

Under the terms of the Agreement the Optionees have agreed to make total cash payments of $110,000 and issue 200,001 common shares (66,667 shares in the capital of each of the Optionees, namely the Company, Sultan, and ValGold) to the Optionor over a 36-month period from July 22, 2004.  In addition, the Optionees must also incur exploration expenses and activities of no less than $5,000 by July 22, 2005, $50,000 cumulative prior to the July 22, 2006, and $250,000 cumulative prior to July 22, 2006.  In exchange for the above cash and share payments, and upon completion of the above exploration expenditures and activities, the Optionees will be vested with 75% right, title and interest in and to the Trout Claim Group.  Upon vesting of the 75% interest as set out above, the Optionees and the Optionor shall enter into a 75:25 Joint Venture for the further exploration and development of the Trout Claim Group.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Schedules of Mineral Property Interests

	Years ended March 31,
	2004	2003	2002
Kaslo Silver Property, British Columbia
Acquisition costs
Balance, beginning of year	$ 1	$ 169,312	$ 168,482
Incurred during the year	1,444	830	830
Balance, end of year	1,445	170,142	169,312
Exploration and development costs
Assays and analysis	-	212	600
Geological	648	453	2,138
Site activities	-	6,769	1,845
Incurred during the year	648	7,434	4,583
Balance, beginning of year	-	926,125	921,542
Balance, end of year	648	933,559	926,125
Write down of mineral property interests	-	(1,103,700)	-
	2,093	1	1,095,437
Raven and Other Properties, British Columbia
Acquisition costs
Balance, beginning of year	29,754	1	43,450
Incurred during the year	125,909	30,060	28,300
Balance, end of year	155,664	30,061	71,750
Exploration and development costs
Assays and analysis	8,480	-	1,120
Geological	53,377	3,367	12,170
Site activities	100	-	1,865
Travel and accommodation	10,427	-	7,239
Incurred during the year	72,384	3,367	22,394
Balance, beginning of year	-	-	67,323
Balance, end of year	72,384	3,367	89,717
Write down of mineral property interests	(12,573)	(3,674)	(161,466)
	215,475	29,754	1
Nuevo Milenio Property, Mexico
Exploration and development costs
Assays and analysis	15,169	10,707	2,417
Drilling	350,919	95,852	-
Geological	168,573	73,799	82,816
Site activities	53,383	58,390	35,414
Travel and accommodation	51,818	9,883	36,900
Incurred during the year	639,862	248,631	157,547
Balance, beginning of year	497,901	249,270	91,723
Balance, end of year	1,137,763	497,901	249,270

Stephens Lake Property, Manitoba
Acquisition costs
Balance, beginning of year	-	-	-
Incurred during the year	30,042	-	-
Balance, end of year	30,042	-	-
Exploration and development costs
Geological and geophysical	4,234	-	-
Incurred during the year	4,234	-	-
Balance, beginning of year	-	-	-
Balance, end of year	4,234	-	-
	34,276	-	-
Mineral Property Interests	$ 1,389,607	$ 527,656	$ 1,344,708

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, SHANNON M. ROSS, Chief Financial Officer of CREAM MINERALS LTD., certify that:

1.

I have reviewed the interim filings (as this term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings) of CREAM MINERALS LTD. (the issuer) for the interim period ending June 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  August 30, 2004

"Shannon M. Ross"

Shannon M. Ross

Chief Financial Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, FRANK A. LANG, President and Chief Executive Officer of CREAM MINERALS LTD., certify that:

1.

I have reviewed the interim filings (as this term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings) of CREAM MINERALS LTD.  (the issuer) for the interim period ending June 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  August 30, 2004

"Frank A. Lang"

Frank A. Lang

President and Chief Executive Officer

Cream Minerals Ltd.
Quarterly Report
June 30, 2004

SCHEDULE A:  FINANCIAL INFORMATION

See attached unaudited consolidated financial statements.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.

Analysis of expenses and deferred costs.

See unaudited consolidated financial statements attached in Schedule A to the Form 51-901F.

2.

Related party transactions

See note 4 to the unaudited consolidated financial statements attached in Schedule A to the Form 51-901F.

3.

Summary of securities issued and options granted during the period

(a)

Securities issued during the three months ended June 30, 2004:

Date of Issue	Type of Security	Type of Issue	Number	Price ($)	Total Proceeds ($)	Type of Consideration	Commission Paid ($)
April 3, 2004	Common	Property payment	50,000	0.64	32,000	Property payment	Nil
April 7, 2004	Common	Warrants	30,000	0.40	12,000	Cash	Nil
April 9, 2004	Common	Property payment	50,000	0.77	38,500	Property payment	Nil
April 12, 2004	Common	Warrants	45,000	0.40	18,000	Cash	Nil
April 28, 2004	Common	Stock options	12,000	0.10	1,200	Cash	Nil
April 28, 2004	Common	Stock options	24,000	0.15	3,600	Cash	Nil
May 7, 2004	Common	Stock options	18,000	0.15	2,700	Cash	Nil
May 7, 2004	Common	Stock options	50,000	0.10	5,000	Cash	Nil
May 7, 2004	Common	Stock options	25,000	0.15	3,750	Cash	Nil

(a)

Options granted during the three months ended June 30, 2004:

Nil

Cream Minerals Ltd.
Quarterly Report
June 30, 2004

4.

Summary of securities as at the end of the reporting period

(a)

Authorized Capital

500,000,000 common shares without par value.

Issued and Outstanding Capital

28,353,991 common shares

(b)(i)

Stock Options Outstanding

Number of Shares	Exercise Price($)	Expiry Date
601,600	0.10	September 29, 2005
844,000	0.15	April 26, 2007
1,230,300*	0.54	December 18, 2008
2,675,900

*700,000 of these stock options are subject to shareholder approval at the Company's annual general meeting to be held on September 21, 2004

(ii)

Warrants Outstanding

Number of Shares	Exercise Price ($) Yr 1 / Yr.2	Expiry Date
726,667	0.25	August 13, 2004
1,425,000	0.40	November 13, 2004
1,742,620	0.75	February 19, 2005

(iii)

Shares in Escrow

There are no shares in escrow.

5.

List of directors and officers as at the date this report is signed and filed.

Frank A. Lang (director and officer)

Ronald Lang (director)

Sargent H. Berner (director)

Ferdinand Holcapek (director)

William J. Witte (director)

Arthur G. Troup (director and officer)

Shannon Ross (officer)

Cream Minerals Ltd.
Quarterly Report
June 30, 2004

Nuevo Milenio Silver Gold Property, Mexico

All work in Mexico is under the direct supervision of and reported by Frederick Holcapeck, P. Eng. Director and General Administrator Cream Minerals de Mexico, S.A. de C.V.

The 6,928-hectare Nuevo Milenio property is located south east of the city of Tepic in the State of Nayarit, Mexico.  The property covers several overlapping calderas defined by rhyolitic ring dykes and rhyolite domes.  Work to date has been concentrated within the five km diameter, Nuevo Milenio Caldera.  The main targets of interest are the 1.5-kilometre long Dos Hornos quartz vein structure, the 1-km long Once Boca quartz vein-stock work zone and the Cerro Chacuaco zone encompassing Mina Nanche, Mina Perdida, Mina Chacuaco, Arroyo Chacuaco, Chacuaco West and Cafetal. Other targets not yet explored are Astasis I & II, Pozo San Antonio, Area Domo El Dragon and argillic alteration and silica caps over an area of 2 km by 1 km.  Near La Labor, argillic alteration covers a zone about 1 km long and 200 m wide.  Other known zones are at Area Domo Esperanza and Area Dos Amigos in mineral claim CMM I.

Work from April 1, 2003, to June 30, 2004, consisted of prospecting, channel sampling, geological mapping, road construction and diamond drilling of 19 holes for a total of 3,543 meters.

The Dos Hornos Structure was trenched, channel sampled and diamond drilled as far south as Mina San Miguel.  Work to date has shown that multiple faulting, brecciation, and quartz vein zones with associated quartz stock work are hosted within an epithermal alteration zone.  Mineralization consists of gold and silver associated with pyrite, minor galena and traces of copper.  Diamond drill and trench sample results show that the zone has good gold and silver grades across potential mining widths.  Extensive displacement caused by faulting was encountered during drilling, requiring additional work to allow economic evaluation of this structure.  Results previously reported are as follows:

DOS HORNOS TRENCH #1		m	feet	Au g/t	Ag g/t
660959 - 63	Weighted Average	10.00	32.8	1.219	131.18
	Including	4.00	13.12	2.886	284.45

DOS HORNOS DDH 17-03
34.00 - 40.00	32 to 34 m old workings	2.00	6.58	1.050	191.50

DOS HORNOS TRENCH #2
659793-99	Weighted Average	14.00	45.92	1.820	29.88
	Including	6.00	19.68	3.270	50.97

DOS HORNOS DDH 18-03
38.00 - 40.00	Quartz zone 36 to 38 old workings	2.00	6.58	0.323	127.00

DOS HORNOS TRENCH # 3		m	feet	Au g/t	Ag g/t
660972 - 80.00	Weighted Average	18.00	59.04	2.350	116.21
	Including	6.00	19.68	6.530	316.60

Cream Minerals Ltd.
Quarterly Report
June 30, 2004

DDH 01-03 N37E, -45, 212m
0.00 - 2.00	Section west of Trench 3	2.00	6.58	2.950	144.00
82.00 - 84.00	Fault segment - Trench 3, gouge	2.00	6.58	0.103	29.60
188.00 - 212.00	Faulted, quartz stockwork	24.00	78.72	0.084	35.74
192.00 - 198.00	Including	6.00	19.68	0.299	92.98

DDH 02-03 N37E, -60, 209m
0.00 - 4.00	Section west of Trench 3	4.00	13.16	0.423	163.25
40.00 - 42.00	Fault zone	2.00	6.58	0.371	64.00
84.00 - 90.00	Fault, quartz fragment, pyrite, galena	6.00	19.68	0.782	77.10

DDH 11-03 S27W, -45, 45m
24.00 - 38.00	Fault, argillic alteration Trench 3	14.00	46.06	0.076	17.52
52.00 - 54.00	Fault Trench 3, crushed quartz	2.00	6.58	0.778	124.00

MINA SAN MIGUEL
660493 - 98	Weighted Average	12.40	40.68	0.30	26.58

DDH 19-03
38.00 - 44.00	Weighted Average	6.00	19.68	0.502	125.00

MINA SANTA GERTRUDE'S 300 M SE OF ABOVE
343106	Grab sample composite	4.00	13.12	1.54	700.00

The average grade of all samples above is calculated as: Gold 1.04 g/t, Silver 103.81 g/t.

Once Bocas is a quartz vein stock work zone explored by the Spanish. Surface trenching and channel sampling defined a zone of possible gold - silver mineralization of about 400 m x 100 m in the NW part.  Astasis I and II may be the northwest extension of this zone.  To the southeast the zone is known for an additional 500 m. These extensions have not been explored in the past, but preliminary assays show potentially economic grades.  A non-continuous channel sample across the zone gave 38.35 m Au 0.480 g/t and 127.60 g/t Ag.

Results showed that the Once Bocas quartz vein - stock work zone has higher-grade quartz veins surrounded by a lower grade quartz stock work zone.  The width of the high-grade zone has not been established since faulting has displaced parts of the zone. Additional work is required to define the grade, width and mineralized length within the known strike length of 1 km.

Cream Minerals Ltd.
Quarterly Report
June 30, 2004

DDH 06-03, - 45, N30E	Interval m	m	ft	Au g/t	Ag g/t
To cut mineralization in trench 3, faulted	18.00 - 34.00	12.00	39.84	1.020	109.00
Including quartz vein structure, faulted	26.00 - 28.00	2.00	6.58	5.479	471.70
Quartz stock work	132.00 - 146.00	14.00	46.42	0.135	18.73

DDH 10-03, - 60, N30E
Same section as DDH 06-03, faulted	38.00 - 42.00	4.00	13.16	0.159	34.65

DDH 08-03, -45 N30E
50 m NW same zone, faulted	26.00 - 28.00	2.00	6.58	0.647	26.90

DDH 12-03 - 50, N66E
50 m south of DDH 06, up hill, faulted	56.00 - 114.50	58.50	192.47	0.227	54.66
Including quartz vein zone	56.00 - 60.00	4.00	13.16	1.388	360.50
Including quartz stockwork	96.00 - 108.00	12.00	39.48	0.562	120.40

DDH 09-03, - 45 S30W
Zone NE side at road, faulted	78.00 - 94.00	16.00	52.64	0.200	50.00

Cerro Chacuaco Zone has a 2,000-meter strike length. Soil sampling, chip sampling, surface sampling and channel sampling of underground workings on Cerro Chacuaco outlined a large area of anomalous gold - silver mineralization (400m x 600m).

AREA SAMPLED	m	ft	Au g/t	Ag g/t
Mina Perdido channel samples	9.00	29.52	0.250	66.83
Mina Nanche channel samples	1.90	6.23	0.254	17.62
Mina Chacuaco channel samples	18.00	59.04	0.546	110.84
Weighted Average of All Channel Samples			0.435	91.006
Weighted Average Cerro Chacuaco - 27 Chip Samples			0.371	63.17

DDH 03-03, DDH 04-03 and DDH 05-03 were located to test a section across Cerro Chacuaco, Mina Chacuaco and Mina Nanche, but results were inconclusive.  Faulting appears to have displaced the mineralized zone at depth and the possibility of having drilled down dip along a fault plane is indicated.  Further work is planned here, subject to improved access.

Outcrops along Arroyo Chacuaco are mineralized at creek level, but to the southwest at higher levels, mineralization is covered by recent basalt flows.  This area is part of the Cerro Chacuaco zone.  Assays were obtained from channel samples along the creek, but not drilled because of access difficulties.

ARROYO CHACUACO	m	ft	Au g/t	Ag g/t
Average All Channel Sample Along A 300 M Section	150.00	492.13	0.223	10.52
Including, weathered, limonitic	12.00	39.17	0.535	21.63
Including, weathered, limonitic	30.00	98.43	0.426	25.31
Including, weathered, limonitic	18.00	59.06	0.227	18.00
Average Of Arroyo Chacuaco - 26 Chip Samples			0.174	17.54

Area Cafetal is an area of silicification, quartz stock work and surface leaching which produces box work and gossanous outcrops.  The area is separated from Cerro Chacuaco by Arroyo Cafetal.  Surface chip samples gave no assay results along the top of the ridge.  However, assays were obtained from samples cut along the bank of the Arroyo Cafetal and in old trenches at creek level about 40 m lower than the ridge.  DDH 14-03, DDH 15-03 and DDH 16-03 were located at Area Cafetal.  The silicified lithic tuffs and quartz stock work zones outcropping along the ridge were not intersected in the drill hole.

DDH 16-03 was drilled south under a highly silicified lithic tuff outcrop and intersected wide spread low-grade gold-silver mineralization.

DDH 16-03 N75E, -45	Interval m	m	ft	Au g/t	Ag g/t
Cafetal to cross-cut high hill, rhyolite tuffs silicified	44.00 - 64.00	20.00	65.80	0.093	16.68
Including	50.00 - 62.00	12.00	39.48	0.125	23.22
Rhyolite tuffs argillic,	82.00 - 90.00	8.00	26.32	0.149	61.48
Including	88.00 - 90.00	2.00	6.58	0.442	192.00
	128.00 - 130.00	2.00	6.58	0.150	98.00
Weighted Average	44.00 - 130.00	86.00	279.65	0.047	13.80
Average Of All Arroyo Cafetal Creek Level Samples		8.05	26.41	0.177	65.07

Area Chacuaco West was discovered using rock geochemistry. A zone of intense argillic alteration returned Gold 0.75 g/t, and Silver 5g/t over a length of 95 m.

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June 30, 2004

DDH 13-03 was located to test this zone.  Although the results were inconclusive, additional exploration is warranted.

Results to date have shown that the Nuevo Milenio Caldera is underlain by an intense epithermal low-sulphidation alteration system which shows surface oxidation and leaching of mineralization.  Quartz veins, quartz stock work and silica zones give gold and silver assays over a widespread area.  Unexpected, multi-stage faulting was encountered during diamond drilling, offsetting the known higher-grade gold - silver zones and making definition of the zones difficult.  The planned future work program on the Nuevo Milenio will be in two phases:

  Phase 1 will concentrate on establishing the effect of multi-faulting on the diamond drilled mineralized zones followed by additional drilling.

  Phase 2 will consist of expanding detailed geological mapping, geochemical surveys, trenching and channel sampling to prepare other targets for diamond drilling.

Kootenay Gemstone Property, British Columbia

The Company holds an option to acquire a 100% interest in the Kootenay Gemstone (formerly called Bayonne Aquamarine) Property located in the Nelson Mining Division, British Columbia.  Additional claims adjacent to those originally optioned have been acquired for Cream by staking.

The Kootenay Gemstone Property is located on the west and south sides of Kootenay Lake, in the Nelson Mining Division of southeastern British Columbia.  The northwestern corner of the property is located 30 kilometres east of Salmo and the southeastern corner of the property is 12 km west of Creston.  The claims cover an area of approximately 5,800 hectares.

Recent prospecting and the establishment of detailed grids over new showings in the northern and southern sections of the property have delineated geological and geochemical trends to the favourable gem-bearing occurrences.

Proposed Exploration Program

The exploration program, which is currently underway on the Kootenay Gemstone Property, consists of prospecting, mapping and specimen collecting.  Specimens will be submitted to an independent gemologist and an appraiser in order to establish the value and marketability of the coloured beryl crystals.

Goldsmith Property, British Columbia

The Company has an option to acquire 100% of the Goldsmith Property which contains numerous historic, small scale, high-grade gold workings (Lucky Jack, Bullock, Swede, Goldsmith, Gold Park, etc) throughout a 3 kilometre long belt of altered volcanic and sedimentary host rocks.  High-grade gold mineralization in the workings is found in numerous quartz veins which range from a few centimetres to 5 metres in width.  Also of interest on the Goldsmith Property are reported historic gold values obtained from the sulphide-altered wall rock between and adjacent to the quartz veins.

The Lucky Jack claim groups are being worked contiguously with the Goldsmith Group and are considered jointly to make up the Goldsmith Property.

CREAM MINERALS LTD.

Quarterly Report

June 30, 2004

Location and Access

The Goldsmith Property is located west of the small community of Poplar Creek along Highway 31, 66 km north of Kaslo, BC.  The claims are located on mapsheets 082K.035 and 045 in the Slocan Mining Division of southeastern British Columbia.  Cream received encouraging assay results from a preliminary sampling program carried out on the Goldsmith Property in 2003.  Historic documents indicate extraordinarily high gold grades can be obtained from many of the old workings. Cream's initial exploration program consisted of a small rock grab and chip sampling program designed to confirm the presence of the reported extremely high gold values.

The south side of the claim block (south of Poplar Creek) can be accessed off the Cascade Creek Forest Service Road and the north side of the claim block can be accessed from the Poplar Creek Forest Service Road.

In 2003, Cream also completed a second small preliminary mapping and rock chip-sampling program at Goldsmith. This phase of the exploration program focused on identifying the orientation of the veins or stockwork systems that host the high-grade gold mineralization discovered earlier in the season at the Bullock workings.

Proposed Exploration Program

Due to the favourable results for the 2003 sampling program, an expanded exploration program is proposed for the Goldsmith Property in 2004.  Along with continued prospecting and sampling of additional historic workings, not previously located during the 2003 program, grid work commenced in the summer of 2004.  A grid will be established over the 2.8 x 2.2 km area containing most of the historic workings.  This grid will be geochemically and geophysically surveyed accompanied by detailed geological mapping in order to define trench and drill targets.

Kaslo Silver Property, Kaslo, British Colombia

The Kaslo Silver Property is located along Keen Creek, 12 kilometres west of Kaslo in the Slocan Mining Division of southern British Columbia. The claims cover an area of approximately 30 square kilometres and encompasses the Keen Creek Silver Belt and is comprised of nine former high grade silver mines which were operated on the property from 1895 to 1953 during the heyday of the Slocan Mining camp.  Intermittent exploration, development and production took place at various locations on the property since that time, notably in the 1920's and 1950's. From 1997 to 1999 the company completed exploration programs on this historic high grade silver producer, but since 1999 with the downturn in precious metal prices the property has remained dormant. Historic production from 1919-1955 on Silver Bear is reported as 459 tonnes averaging 1723.5 g/t silver and minor gold, lead and zinc (BC Government Minfile 082FNW100).

Proposed Exploration Program

Due to the increase in silver prices of up to 85% over the past year, Cream is planning to conduct a 1500 metre diamond drilling program on the Silver Bear Zone. In 1998, ten diamond drill holes were put in across the Silver Bear shear structure but due to the incompetent nature of the sheared material core recoveries were in the order of 30% leading to inconclusive results. The currently proposed diamond drill program will be done with larger diameter drill core using advanced bit and mud technologies. Permitting is currently underway for this project.

Stephens Lake Property, Manitoba

In early 2003, Cream Minerals Ltd. acquired a 30,000-hectare mineral lease in Northern Manitoba adjacent to two similar sized properties acquired by Sultan Minerals Inc. and ValGold Resources Ltd.  Subsequently, these were pooled into one block of 92,194 hectares with each company holding a one third

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June 30, 2004

interest.  In April 2004, an additional 80,288 hectares was acquired adjoining to the north and now the property totals 170,482 hectares.

In February 2004, the Companies entered into an agreement with BHP Billiton Diamonds Inc. ("BHP") whereby BHP was granted options to acquire up to a 70% undivided interest and fund all exploration expenditures on the property until they are terminated or fully exercised.

Subsequent to June 30, 2004, the Company has jointly entered into an agreement (the "Agreement") with 4378831 Manitoba Ltd. (the "Optionor") to option two (2) staked claims namely the Trout and Trout 1 claims located approximately 130 km east of Gillam, Manitoba (the "Trout Claim Group") and encompassing an area of 256 hectares.  The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Claim Group, which is held by the Optionees and currently under option to BHP Billiton.

The Stephens Lake Property is 70 kilometres in length and is situated 100 km east of Gillam, Manitoba.  The property is entirely covered by unconsolidated tills, alluvial sediments and a thin veneer of Paleozoic sediments, below which the geology is believed to consist of rocks belonging to the extension of the Thompson Nickel Belt.  The Thompson Nickel Belt is one of the most important nickel producing regions in the world.  Since its discovery in the late 1950's, there has been production from five main deposits over a distance of 200 km, with production plus reserves in excess of 170 million tonnes.  The largest deposit is the Thompson deposit, where production plus reserves are estimated to be in excess of 100 million tonnes at an average grade of 2.4% nickel.

BHP is currently flying magnetic and electromagnetic surveys over the expanded property.  This work is expected to generate targets for diamond drill testing.

In the event that BHP exercises both options, a joint venture will be formed with BHP holding 70% and each of the three Companies having a 10% working interest or a 1% net smelter royalty.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the audited financial statements of Cream Minerals Ltd. ("Cream") for the years ended March 31, 2004 and 2003, and related notes thereto.  Cream's financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Overview

Cream is a mineral exploration company with no producing properties and consequently has no current operating income or cash flow.  All of Cream's short to medium-term operating and exploration cash flow must be derived from external financing.

Cream's accounting policy is to capitalize all costs relating to the acquisition, exploration and development of its mineral property interests until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.  As at June 30, 2004, Cream has capitalized $1,867,909 (March 31, 2004 - $1,389,607) on the acquisition and exploration of mineral property interests.

Results of Operations

At June 30, 2004, Cream had working capital of $602,778 (March 31, 2004 - $1,053,260), and an accumulated deficit of $14,409,460 (March 31, 2004 - $14,225,549).

Three Months Ended June 30, 2004, Compared to Three Months Ended June 30, 2003

For the three months ended June 30, 2004, Cream incurred a loss of $183,911 or $0.01 per common share, compared to $43,781, or $0.00 per common share for the three months ended June 30, 2003.  Total

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June 30, 2004

operating expenses, before interest income, were $184,484 in June 2004 as compared to $43,800 in June 2003.  Property write-downs of $9,807 in June 2003 relate to the Raven property.  There were no property write-downs in June 2004.

Legal, accounting and audit fees increased from $4,232 in June 2003 to $10,988 in June 2004, primarily due to new regulatory requirements and changes.  Salaries and benefits increased from $8,328 in June 2003 to $120,466 in June 2004 due to the inclusion of $99,633 in stock-based compensation, with no comparative compensation in June 2003.

Shareholder communications increased from $7,094 in June 2003 to $35,086 in June 2004.  This is primarily due to investor relations' contracts entered into during the third quarter of fiscal 2004.  Details of these contracts are described below.  Listing and filing fees decreased from $2,957 in June 2003 to $nil in June 2004.  There were no transactions requiring filing fees billed during the period.  Transfer agent fees increased from $1,104 in June 2003 to $1,613 in June 2004.  Transfer agent fees have increased and will likely be higher throughout fiscal 2005.  Website, printing, answering investor queries, and other related costs decreased from $3,180 in June 2002 to $2,312 in June 2003.  Stock option compensation of $2,793 for vested stock options granted in the year ended March 31, 2004, is included in June 2004, compared to $721 in June 2003.

The Company has investor relation contracts with Renmark Financial Communications Inc. ("Renmark") and Arbutus Enterprises Ltd. "(Arbutus").  During June 2004 cash payments of $12,000 were made to Renmark and $6,000 was paid to Arbutus.  Renmark and Arbutus are at arms length to the Company.  The Company had no investor relations' consultants under contract in June 2003.

Travel and conference costs of $6,578 in June 2004 compare to $3,651 in June 2003.

Management Services Contracts and Related Party Transactions

Effective January 1, 2003, Cream commenced paying Lang Mining Corporation $2,500 per month for the services of the President and Chairman of the Company, for a total of $30,000 in fiscal 2004 (2003 - $7,500).  These services are not provided through LMC Management Services Ltd. ("LMC").

Effective August 1, 2001, Cream has contracted its management, administrative, geological and other services to LMC, a private company held with a group of other public companies, to provide services on a full cost recovery basis to the various public companies currently sharing office premises.  During the three months ended June 30, 2004, $43,422 was paid to LMC.  These totals include salaries and benefits and cost recoveries.

CREAM MINERALS LTD.

Quarterly Report

June 30, 2004

Quarterly Information

Quarterly information for the nine quarters to June 30, 2004, is as follows:

Statement of Operations Data		June 30, 2004 Quarter
Investment and other income		$ 573
General and administrative expenses		184,484
Mineral property write-downs		--
Loss according to financial statements		183,911
Loss from continuing operations per common share		0.01
(Cdn$)	Year Ended March 31, 2004
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Investment and other income	$ 19	$ 24	$ 406	$ 974
General and administrative expenses	33,993	59,735	169,395	216,596
Mineral property write-downs	9,807	--	--	2,766
Loss according to financial statements	43,781	59,711	168,989	218,388
Loss from continuing operations per common share	0.00	0.00	0.01	0.02

(Cdn$)	Year Ended March 31, 2003
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Investment and other income	$ 283	$ 40	$ 11	$ 3
General and administrative expenses	31,675	58,519	(3,904)	63,110
Mineral property write-downs	600	3,204	--	1,103,570
Loss according to financial statements	31,992	61,683	(3,915)	1,166,677
Loss from continuing operations per common share	(0.07)	(0.02)	(0.02)	(0.04)

Investing Activities and Capital Expenditures

During the three months ended June 30, 2004, Cream incurred cash payments of $21,081 on the acquisition and $374,588 on exploration and development costs on the Nuevo Milenio, Kootenay Gemstone, Goldsmith, and Stephens Lake properties.  The Company also issued 100,000 common shares with a deemed value of $70,500, pursuant to its option agreements on the Goldsmith property.

Exploration expenditures on the Nuevo Milenio Property in June 2004 included $134,382 on drilling, $77,353 on geological, $45,518 on site activities, $34,273 on assays and analysis, and $75,782 on travel and accommodation.  Other exploration expenditures in June 2004 include $17,156 on exploration of its British Columbia properties.  This included $1,254 on assays and analysis, $14,199 on geological services and $1,703 on travel and accommodation for the properties held in British Columbia.  The Company expended $2,257 on geological related costs in June 2004 on the Stephens Lake property in Manitoba.

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Quarterly Report

June 30, 2004

Current assets decreased to $757,784 at June 30, 2004, as compared to $1,269,340 at March 31, 2004.  The Company is able to meet its current commitments of $155,006 (March 31, 2004 - $216,080) from current existing cash balances.

The market value of investments in marketable securities was $48,734 at June 30, 2004, as compared to $58,023 at March 31, 2004, primarily due to the volatility of the marketable securities held.  The book value of these securities is $43,894.  These investments include shares with a book value of $41,796 that are investments in companies with officers and directors in common with the Company.  Cream also holds 100,000 shares of Terra Gaia Inc., a private company, at a cost of $25,000.

Subsequent to June 30, 2004, the Company has jointly entered into an agreement (the "Agreement") with 4378831 Manitoba Ltd. (the "Optionor") to option two (2) staked claims namely the Trout and Trout 1 claims located approximately 130 km east of Gillam, Manitoba (the "Trout Claim Group") and encompassing an area of 256 hectares.  The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Claim Group, which is held by the Optionees and currently under option to BHP Billiton.

Under the terms of the Agreement the Optionees have agreed to make total cash payments of $110,000 and issue 200,001 common shares (66,667 shares in the capital of each of the Optionees, namely the Company, Sultan, and ValGold) to the Optionor over a 36-month period from July 22, 2004.  In addition, the Optionees must also incur exploration expenses and activities of no less than $5,000 by July 22, 2005, $50,000 cumulative prior to the July 22, 2006, and $250,000 cumulative prior to July 22, 2006.  In exchange for the above cash and share payments, and upon completion of the above exploration expenditures and activities, the Optionees will be vested with 75% right, title and interest in and to the Trout Claim Group.  Upon vesting of the 75% interest as set out above, the Optionees and the Optionor shall enter into a 75:25 Joint Venture for the further exploration and development of the Trout Claim Group.

Goldsmith Property, British Columbia

The Company holds an option to acquire a 100% interest in the Goldsmith property located near Kaslo, British Columbia, which is comprised of the Goldsmith property and the Lucky Jack mineral claims.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (100,000 issued) and cash payments totalling $110,000 ($20,000 paid) over six years.

The Lucky Jack option agreement calls for the issuance of 200,000 common shares (100,000 issued) and payments totalling $110,000 ($10,000 paid) over six years.

Financing Activities

During June 2004, 75,000 share purchase warrants were exercised and 129,000 stock options were exercised to acquire 204,000 common shares, providing $46,250 to the treasury.  Subsequent to June 30, 2004, 560,001 warrants were exercised at a price of $0.25 to provide $140,000 to the treasury.

Of Cream's issued and outstanding shares, no shares were held in escrow at June 30, 2004 or 2003.

Financial Constraints

All of Cream's short to medium-term operating and exploration cash flow must be derived from external financing.  As discussed below, Cream will continue to have to rely on financing to carry on its proposed exploration programs for fiscal 2005.  In the event that market conditions prevent Cream from receiving external financing, Cream will be forced to review its property holdings and prioritize its project exploration to fit within cash availability.  Cream's primary exploration focus is currently on the Nuevo Milenio property in Mexico and the Goldsmith and Kootenay Gemstone properties in British Columbia.

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Quarterly Report

June 30, 2004

With respect to its Kaslo Silver property, Cream has planned a $3 million exploration program that would include geological mapping, expanded geophysical surveys, gravity surveys, additional soil sampling and 12,100 meters of diamond drilling and bulk sampling over existing zones and new targets, on the Black Bear, Black Fox and Ben Hur areas of the property.  This program is contingent on obtaining additional financing.

During the year ended March 31, 2001, Cream acquired three mining lots in the State of Nayarit, Mexico, by denouncement (the Nuevo Milenio property).  In Mexico, tax payments are due in January and July of each year for all mineral property concessions.  These payments escalate and are indexed for all exploration permits.  To date, Cream has made all required tax payments, including the payment made in July 2004.  The Company completed a drilling and exploration program in May 2004.  Exploration results are detailed in the mineral property section of this quarterly report.  Exploration programs on the Company's mineral property interests are contingent on satisfactory exploration results and the ability of the Company to obtain financing, as the Company has no other source of revenue.

Long-Term Debt and Other Commitments

Cream has no long-term debt.  Cream has several mineral property interests under option, where cash and share payments are required to be made pursuant to the terms of the option agreements.  The Company must make cash payments of $40,000 and issue 200,000 common shares in fiscal 2005 to maintain the mineral property interests held at March 31, 2004, in good standing.  During the three months ended June 30, 2004, cash payments of $20,000 have been made and 100,000 common shares have been issued pursuant to the various option agreements.

The Company's ability to continue in operation has generally been dependent on the continuing support of its creditors, funding from related parties, and the Company's ability to secure additional financing.  While it has been successful in securing additional financing in the past, there can be no assurance that it will be able to do so in the future.  Accordingly, its financial statements do not reflect adjustments to the carrying value of assets and liabilities and balance sheet classifications that would be necessary if going concern assumptions were not appropriate.  Some adjustments could be material, and as the Company is dependent on external sources of financing, there may be significant doubt about the ability of the Company to continue as a going concern in future periods.

Uncertainties and Risk Factors

The uncertainties and risks affecting Cream's activities are discussed in the Annual MD&A.

Critical Accounting Policies

The Company continues to follow the accounting policies described in the audited financial statement for the year ended March 31, 2004, that were mailed to shareholders in August of 2004.

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS
This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "*Exchange Issuer*" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS
Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION
The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

FIN 51-901F Rev.2000 / 12/ 19
f:\prec\sec\BCSC Form 51-901.doc

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
(d) The discussion must be factual, balanced and non-promotional.
(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
   i. the name of the person;
   ii. the amount paid during the reporting period; and
   iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY MM DD
Cream Minerals Ltd.			June 30, 2004	2004 Aug. 30
ISSUER ADDRESS				
Suite 1400 – 570 Granville Street				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 3P1	604-687-4212	604-687-4622
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
ANDREW MACRITCHIE		Controller		604-687-4622
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
rromo@langmining.com		www.creamminerals.com		

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
"Arthur G. Troup"	Arthur G. Troup	2004 AUG. 30
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
"Frank A. Lang"	Frank A. Lang	2004 AUG. 30

FIN 51-901F (Reverse) Rev.2000 / 12/ 19

CREAM MINERALS LTD.

(an exploration stage company)

CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2004 and 2003

(The Company's independent auditor has not performed a review of these financial statements)

CREAM MINERALS LTD.

(an exploration stage company)

Balance Sheets

The Company's independent auditor has not performed a review of these financial statements.

	June 30,	March 31,
	2004	2004

Assets

Current assets
Cash and cash equivalents	$ 653,727	$ 1,180,052
Taxes recoverable	101,717	68,719
Due from related parties (Note 4)	951	-
Prepaid expenses	1,389	20,569
	757,784	1,269,340

Mineral property interests (see schedule) (Note 2)	1,867,909	1,389,607
Plant and equipment	27,079	10,500
Investments	68,895	68,895
Reclamation bonds	19,503	16,503

	$ 2,741,170	$ 2,754,845

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$ 53,693	$ 25,977
Accounts payable, related parties (Note 4)	101,313	190,103
	155,006	216,080

Shareholders' equity
Share capital (Note 3)	16,641,530	16,516,678
Contributed surplus	354,094	247,636
Deficit	(14,409,460)	(14,225,549)
	2,586,164	2,538,765

	$ 2,741,170	$ 2,754,845
Subsequent events (Note 5)

See accompanying notes to financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Statements of Operations and Deficit

For the three months ended June 30, 2004 and 2003

The Company's independent auditor has not performed a review of these financial statements.

	Three Months Ended June 30,
	2004	2003

Expenses
Foreign exchange	$(2,526)	$(381)
Legal, accounting and audit	10,988	4,232
Management fees	7,500	7,500
Office and administration	6,340	2,673
Property investigations	52	896
Salaries and benefits	120,466	8,328
Shareholder communications	35,086	7,094
Travel and conferences	6,578	3,651
Write-down of mineral property interests	-	9,807
Interest and other income	(573)	(19)
	(183,911)	(43,781)

Income (loss) for the period	(183,911)	(43,781)

Deficit, beginning of period	(14,225,549)	(13,734,680)

Deficit, end of period	$(14,409,460)	$(13,778,461)

Loss per share, basic and diluted	$(0.01)	$(0.00)

Weighted average number of common shares outstanding	23,183,016	21,172,901

See accompanying notes to financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Statements of Cash Flows

For the three months ended June 30, 2004 and 2003

The Company's independent auditor has not performed a review of these financial statements.

	Three months ended June 30,
	2004	2003

Cash provided by (used for):

Operations
Loss for the period	$ (183,911)	$ (43,781)
Items not involving cash
Stock-based compensation	102,427	721
Write-down of mineral property interests	-	9,807
	(81,484)	(33,253)
Changes in non-cash working capital
Accounts receivable	19,180	(3,694)
Due to/from related parties	(89,741)	71,018
Taxes recoverable	(32,998)	-
Accounts payable and accrued liabilities	27,716	13,984
	(157,327)	48,055

Investing activities
Mineral property interests
Acquisition costs	(21,081)	(9,922)
Exploration and development costs	(374,588)	(39,772)
Equipment purchases	(16,579)	-
Reclamation bonds	(3,000)	-
	(415,248)	(49,694)

Financing activities
Common shares issued for cash	46,250	-

Decrease in cash, restricted cash and cash equivalents during the period	(526,325)	(1,639)

Cash, restricted cash, and cash equivalents, beginning of period	1,180,052	8,721

Cash, restricted cash, and cash equivalents, end of period	$ 653,727	$ 7,082

Supplemental information
Issuance of shares for debt settlement	$ -	$331,389
Shares issued for mineral property interests	$70,500	$14,500
Stock compensation in mineral property interests	$12,123	$2,305

See accompanying notes to financial statements.

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2004 and 2003

The Company's independent auditor has not performed a review of these financial statements.

1.

Going concern and nature of operations

The accompanying financial statements for the interim periods ended March 31, 2004 and 2003, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented.  The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year.  These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company's audited financial statements for the year ended March 31, 2004.

Cream Minerals Ltd. (the "Company") is incorporated in the Province of British Columbia under the Business Corporations Act (British Columbia), and its principal business activity is the exploration and development of mineral properties.

These financial statements are prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business.  Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.  The Company has working capital as at June 30, 2004, of $602,778.

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company's ability to operate as a going concern.  Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.  The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title.  Property title may be subject to unregistered prior agreements and non-compliance regulatory requirements.

2.

Mineral property interests

Goldsmith property

The Company holds an option to acquire a 100% interest in the Goldsmith property located near Kaslo, British Columbia.  The option agreement calls for the issuance of 200,000 common shares (100,000 issued) and cash payments totalling $110,000 ($20,000 paid) over six years.  The optionors will retain a 2% net smelters return royalty ("NSR") on all metals.  Cream has the right to reduce the NSR to 1.0% by the payment of $1,000,000 to the Optionor at any time up to and including the commencement of commercial production.  The Goldsmith property is comprised of the Goldsmith property and the Lucky Jack claims.

Lucky Jack claims

The Company entered into an option agreement to acquire a 100% interest in the Lucky Jack mineral claims located near Kaslo, British Columbia.  The option agreement calls for the issuance of 200,000 common shares (100,000 issued) and payments totalling $110,000 ($10,000 paid) over 6 years.  The optionor will retain a 2% NSR royalty on all metals.  Cream has the right to reduce the NSR to 1.0% by the payment of $1,000,000 to the Optionor at any time up to and including the commencement of commercial production.

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2004 and 2003

The Company's independent auditor has not performed a review of these financial statements.

3.

Share capital

Authorized:

500,000,000 common shares without par value

Issued and fully paid:

	Number of Shares	Amount
Balance, March 31, 2003	19,864,519	$13,856,750
Shares issued for mineral property interests and other
Goldsmith Claims	50,000	7,000
Lucky Jack Claims	50,000	7,500
Kootenay Gemstone Property	100,000	75,000
Fractional rounding adjustment	2	-
Corporate finance and agent's fee	125,240	81,425
Shares issued for debt	2,209,256	331,388
Stock-based compensation	-	13,832
Shares issued for cash
Private placements, less share issue costs	3,900,000	1,828,487
Exercise of warrants	1,422,974	257,446
Stock options exercised	328,000	57,850
Balance, March 31, 2004	28,049,991	16,516,678
Shares issued for mineral property interests and other
Goldsmith Claims	50,000	32,000
Lucky Jack Claims	50,000	38,500
Stock based compensation	-	8,102
Shares issued for cash
Exercise of warrants	75,000	30,000
Stock options exercised	129,000	16,250
Balance, June 30, 2004	28,353,991	$16,641,530

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2004 and 2003

The Company's independent auditor has not performed a review of these financial statements.

4.

Related party transactions and balances

	June 30, 2004	June 30, 2003
Services rendered during the period:
LMC Management Services Ltd. (a)	$ 43,422	$ 17,926
Lang Mining Corporation (b)	7,500	7,500
Director (c)	US$30,000	8,390
Legal fees	10,988	2,026

	June 30, 2004	March 31, 2004
Balances receivable from (e)
ValGold Resources Ltd.	951	-

Balances payable to (e):
Sultan Minerals Inc.	(45)	-
ValGold Resources Ltd.	-	(13,381)
Directors	(74,636)	(140,273)
LMC Management Services Ltd.	(8,383)	(3,376)
Lang Mining Corporation	(6,579)	(3,183)
Legal fees	(11,670)	(29,890)
	$ (101,313)	$ (190,103)

(a)

Commencing August 1, 2001, management, administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC"), a private company held by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.

(b)

Lang Mining Corporation ("Lang Mining") is a private company controlled by the President of the Company.  Lang Mining provides management services at a rate of $2,500 per month for the services of the president and chief executive officer.

(c)

Fees are paid to a director at a rate of US$2,000 per month for administrative services.  In addition, he is paid a fee of US$250 per day for geological services rendered.

(d)

The Company has investments that include shares of Sultan Minerals Inc., Emgold Mining Corporation and ValGold Resources Ltd., companies with directors and management in common with the Company.

(e)

Balances receivable from (payable to) are included in accounts receivable and accounts payable and accrued liabilities, respectively, on the balance sheets.  These amounts are non-interest bearing and due on demand.

Notes to the Consolidated Financial Statements

For the three months ended June 30, 2004 and 2003

The Company's independent auditor has not performed a review of these financial statements.

5.

Subsequent events:

Subsequent to June 30, 2004:

(a)

the Company has jointly entered into an agreement (the "Agreement") with 4378831 Manitoba Ltd. (the "Optionor") to option two (2) staked claims namely the Trout and Trout 1 claims located approximately 130 km east of Gillam, Manitoba (the "Trout Claim Group") and encompassing an area of 256 hectares.  The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Claim Group, which is held by the Optionees and currently under option to BHP Billiton.

Under the terms of the Agreement the Optionees have agreed to make total cash payments of $110,000 ($3,333 paid subsequent to June 30, 2004) and issue 200,001 common shares (66,667 shares in the capital of each of the Optionees, namely the Company, Sultan, and ValGold) (16,667 common shares issued subsequent to June 30, 2004) to the Optionor over a 36-month period from July 22, 2004.  In addition, the Optionees must also incur exploration expenses and activities of no less than $5,000 by July 22, 2005, $50,000 cumulative prior to the July 22, 2006, and $250,000 cumulative prior to July 22, 2006.  In exchange for the above cash and share payments, and upon completion of the above exploration expenditures and activities, the Optionees will be vested with 75% right, title and interest in and to the Trout Claim Group.  Upon vesting of the 75% interest as set out above, the Optionees and the Optionor shall enter into a 75:25 Joint Venture for the further exploration and development of the Trout Claim Group.

(b)

560,001 warrants were exercised at a price of $0.25 to acquire 560,001 common shares.

Schedules of Mineral Property Interests

The Company's independent auditor has not performed a review of these financial statements.

	June 30,	March 31,
	2004	2004
Kaslo Silver Property, British Columbia
Acquisition costs
Balance, beginning of period	$ 1,445	$ 1
Incurred during the period	--	1,444
Balance, end of period	1,445	1,445
Exploration and development costs
Geological	514	648
Incurred during the period	514	648
Balance, beginning of period	648	-
Balance, end of period	1,162	648
	2,607	2,093
Goldsmith and Other Properties, British Columbia
Acquisition costs
Balance, beginning of period	155,664	29,754
Incurred during the period	91,581	125,910
Balance, end of period	247,245	155,664
Exploration and development costs
Assays and analysis	1,254	8,480
Geological	13,685	53,377
Site activities	-	100
Travel and accommodation	1,703	10,427
Incurred during the period	16,642	72,384
Balance, beginning of period	59,811	-
Balance, end of period	76,453	72,384
Write down of mineral property interests	-	(12,573)
	323,698	215,475

Nuevo Milenio Property, Mexico
Exploration and development costs
Assays and analysis	34,273	15,169
Drilling	134,382	350,919
Geological	77,353	168,573
Site activities	45,518	53,383
Travel and accommodation	75,782	51,818
Incurred during the period	367,308	639,862
Balance, beginning of period	1,137,763	497,901
Balance, end of period	1,505,071	1,137,763

Stephens Lake Property, Manitoba
Acquisition costs
Balance, beginning of period	30,042	-
Incurred during the period	-	30,042
Balance, end of period	30,042	30,042
Exploration and development costs
Geological and geophysical	2,257	4,234
Incurred during the period	2,257	4,234
Balance, beginning of period	4,234	-
Balance, end of period	6,491	4,234
	36,553	34,276
Mineral Property Interests	$ 1,867,909	$ 1,389,607

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the audited financial statements of Cream Minerals Ltd. ("Cream") for the years ended March 31, 2004 and 2003, and related notes thereto.  Cream's financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Except as described fully in Note 11 to the financial statements, which is summarized below, there are no material differences, for the purposes of the financial statements, between accounting principles generally accepted in Canada and the United States.

Overview

Cream is a mineral exploration company with no producing properties and consequently has no current operating income or cash flow.  All of Cream's short to medium-term operating and exploration cash flow must be derived from external financing.

Cream's accounting policy is to capitalize all costs relating to the acquisition, exploration and development of its mineral property interests until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.  As at March 31, 2004, Cream has capitalized $1,389,607 (March 31, 2003 - $527,656) on the acquisition and exploration of mineral property interests.

Effective August 1, 2001, Cream contracted its management, administrative, geological and other services to LMC, a private company held with a group of other public companies, to provide services on a full cost recovery basis to the various public companies currently sharing office premises.

Results of Operations

At March 31, 2004, Cream had working capital of $1,053,260 (March 31, 2003 - working capital deficiency of $478,129), and an accumulated deficit of $14,225,549 (March 31, 2003 - $13,734,680).

Fiscal Year Ended March 31, 2004, Compared to Fiscal Year Ended March 31, 2003

For the year ended March 31, 2004 ("fiscal 2004"), Cream incurred a loss of $490,869 or $0.02 per common share, compared to $1,256,437, or $0.07 per common share for the year ended March 31, 2003 ("fiscal 2003").  Total operating expenses, before interest income and property write-downs, were $479,719 in fiscal 2004 as compared to $149,400 in fiscal 2003.  Property write-downs were $12,573 in fiscal 2004 and $1,107,374 in fiscal 2003.  In fiscal 2003 Cream wrote down the Kaslo property by $1,103,700 to a nominal carrying value of $1 as no significant exploration activity had been carried out on the property due to financial constraints of the Company for several years.  In addition, costs of $3,674 relating to the Raven mineral property were also written down in fiscal 2003.  Write-downs of $12,573 in fiscal 2004 relate to the Raven property.

Legal, accounting and audit fees increased from $18,871 in fiscal 2003 to $41,717 in fiscal 2004 primarily due to reviews of property agreements and increases in audit costs related to increased regulatory requirements.  Cash costs of salaries and benefits increased from $55,239 in fiscal 2003 to $62,228 in fiscal 2004.  Also included in salaries and benefits for fiscal 2004 is $208,324 in stock-based compensation, with no comparative expense in fiscal 2003.  As a result, total salaries and benefits of $270,552 in fiscal 2004 compare to $55,329 in fiscal 2003.  Salaries and wages paid and other administrative costs related to regulatory requirements are expected to increase in fiscal 2005.

Administration and activity levels were lower in the first three quarters of fiscal 2004 as the Company did not have financing for exploration activities but increased in the fourth quarter when the Company completed a significant equity financing.  Exploration activities commenced and as a result, related accounting and administrative activities also increased.  Shareholder communications increased from $35,334 in fiscal 2003 to $90,511 in fiscal 2004, primarily due to two investor relations' contracts.  The first contract was with Renmark Financial Communications ("Renmark"), entered into in August 2003.  Renmark was paid $32,000 during fiscal 2004 with no comparable expense in fiscal 2003.  Effective July 31, 2004, the Company has changed the terms of its contract with Renmark to a fee of $1,000 per month.  The Company also entered into an agreement with Arbutus Enterprises Ltd. ("Arbutus") to provide investor relations services at a monthly fee of $2,000.  Arbutus was paid $10,000 in fiscal 2004 with no comparative expense in fiscal 2003.  Also included in shareholder communications is stock-based compensation of $8,004 in fiscal 2004 and $5,939 in stock-based compensation in fiscal 2003.

Listing and filing fees decreased from $10,149 in fiscal 2003 to $8,639 in fiscal 2004.  Transfer agent fees increased from $6,946 in fiscal 2003 to $9,341 in fiscal 2004 and will likely continue to increase in fiscal 2005 due to increased numbers of shares outstanding and increases in transfer agent fees.  Website, printing, conference fees, and annual general meeting materials and other printing, and other shareholder related costs increased nominally from $18,239 in fiscal 2003 to $19,529 in fiscal 2004.

Travel and conference costs of $532 in fiscal 2003 compare to $21,199 in fiscal 2004, due to increased attendance at conferences and travel to the Nuevo Milenio property in Mexico.  Foreign exchange losses of $9,750 in fiscal 2003 compare to foreign exchange losses of $10,949 in fiscal 2004.  Most of the Company's exploration in fiscal 2004 was conducted in Mexico and the Company's funds are subject to exchange rate differences charged by the banks in Canada and Mexico for funds wired in United States dollars.

In fiscal 2004 management fees of $30,000 were paid to Lang Mining for the services of the president and chairman, pursuant to an agreement dated January 1, 2003, compared to $7,500 in fiscal 2003.  These services are not provided through LMC Management Services Ltd. ("LMC").

Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31, 2002

For the year ended March 31, 2003, Cream incurred a loss of $1,256,437 or $0.07 per common share, compared to $306,380, or $0.02 per common share for the year ended March 31, 2002 (fiscal 2002).  Total operating expenses, before interest income and mineral property write-downs were $149,400 in fiscal 2003 as compared to $146,121 in fiscal 2002.  In fiscal 2003 Cream wrote down the Kaslo property by $1,103,700 to a nominal carrying value of $1 as no significant exploration activity had been carried out on the property due to financial constraints of the company for several years.  Total mineral property write-downs in fiscal 2003 totalled $1,107,374 as compared to write-downs in fiscal 2002 of the Profit Lake, Blue Jay and Raven mineral property interests for a total of $161,466.

Legal, accounting and audit fees decreased from $34,481 in fiscal 2002 to $18,871 in fiscal 2003.  Certain accounting functions were performed by a contractor in fiscal 2002, but are now performed by employees.  As a result, the decrease in legal, accounting & audit fees is offset by an increase in salaries and benefits from $48,952 in fiscal 2002 to $55,239 in fiscal 2003.  Office and administration expenses have decreased from $30,765 in fiscal 2002 to $10,652 in fiscal 2003, due to the Company's continuing efforts to decrease overhead.

Shareholder communications increased from $22,287 in fiscal 2002 to $35,334 in fiscal 2003.  Listing and filing fees increased from $8,507 in fiscal 2002 to $10,149 in fiscal 2003.  Transfer agent fees increased from $6,274 in fiscal 2002 to $6,946 in fiscal 2003.  Website, printing, news release dissemination, and other related costs increased from $7,506 in fiscal 2002 to $18,239 in fiscal 2003.  Stock option compensation of $5,939 is included in fiscal 2003 with no comparative expenditure in fiscal 2002.  Annual report and proxy solicitation costs are also included in shareholder communications expenses, as are the costs of preparing maps and other figures used for display purposes.  The Company had no investor relations' consultants under contract for fiscal 2002 or fiscal 2003.

Travel and conference costs of $845 in fiscal 2002 compare to $532 in fiscal 2003.  Management fees of $7,500 were paid to Lang Mining Corporation ("Lang Mining"), a private company controlled by the president of the Company, in fiscal 2003 for the services of the president and chairman.  No management fee was paid to Lang Mining in fiscal 2002.  Foreign exchange losses of $9,750 in fiscal 2003 compare to foreign exchange gains of $4,964 in fiscal 2002.  The gains in fiscal 2003 were primarily due to a $21,017 foreign exchange adjustment in December 2002 related to transactions relating to operations in Mexico.  Other exchange gains and losses relate primarily to foreign currency denominated liabilities that have not yet been paid.

Three Months Ended March 31, 2004, Compared to Three Months Ended March 31, 2003

For the three months ended March 31, 2004 ("Q4 2004"), Cream incurred a loss of $218,388 or $0.01 per common share, compared to a loss of $1,166,677, or $0.06 per common share for the three months ended March 31, 2003 ("Q4 2003").  Total operating expenses, before interest income, were $216,596 in Q4 2004 as compared to $63,110 in Q4 2003.  In Q4 2003, there was a $40,894 foreign exchange loss related to transactions associated with operations in Mexico compared to a loss of $10,557 in Q4 2004.

Legal, accounting and audit fees increased from $651 in Q4 2003 to $28,068 in Q4 2004, primarily due to timing of the annual audit, and increased legal fees related to reviews of corporate governance, property agreements and other regulatory requirements.  Salaries and benefits increased from $5,473 in Q4 2003 to $121,608 in Q4 2004.  This is a result of increased exploration activity, and the related increase in administration and accounting activity that occurs when exploration activity increases.  Also included in Q4 2004 is $99,633 in stock-based compensation to directors and employees that is a non-cash item.  In Q4 2003, there was no stock-based compensation included in salaries and benefits.

Shareholder communications increased from $6,811 in Q4 2003 to $29,656 in Q4 2004, primarily due to stock-based compensation of $8,004 paid to the principal of Arbutus, cash payments of $6,000 made to Arbutus, and cash payments of $12,000 made to Renmark.  Renmark and Arbutus are at arms length to the Company.  The Company had no investor relations' consultants under contract in Q4 2003.

The major shareholder of the Company, Mr. Frank A. Lang, provided funding for the Company until the completion of two recent financings.  Repayment of these advances was made from unallocated working capital.

A refund of $239 for listing and filing fees was received in Q4 2004 compared to an expense of $3,750 in Q3 2003.  Transfer agent fees increased from $783 in Q4 2003 to $4,856 in Q4 2004 due to price increases, a financing and more share activity.  Website, news release dissemination, printing, answering investor queries, and other related costs increased from $4,764 in Q4 2003 to $11,109 in Q4 2004.  Included in this figure is stock-based compensation of $8,004 in Q4 2004 and $2,163 in stock-based compensation in Q4 2003.

Travel and conference costs of $13,606 in Q4 2004 compare to $nil in Q4 2003.  Management travel to Mexico has increased during the period and a representative of the Company attended a conference during the period.  In Q4 2004 and Q4 2003, management fees of $7,500 were paid to Lang Mining for the services of the president and chairman, pursuant to an agreement dated January 1, 2003.

Long-Term Debt and Other Commitments

Cream has no long-term debt.  Cream has several mineral property interests under option, where cash and share payments are required to be made pursuant to the terms of the option agreements.  The Company must make cash payments of $40,000 and issue 200,000 common shares in fiscal 2005 to maintain the mineral property interests held at March 31, 2004, in good standing.  Subsequent to March 31, 2004, cash payments of $20,000 have been made and 100,000 common shares have been issued pursuant to the various option agreements.  On the Nuevo Milenio property, tax payments are required to be made twice yearly on an escalating basis, in January and July of each year, to maintain the concessions.

Management Services Contracts and Related Party Transactions

Effective January 1, 2003, Cream commenced paying Lang Mining Corporation $2,500 per month for the services of the President and Chairman of the Company, for a total of $30,000 in fiscal 2004 (2003 - $7,500).  These services are not provided through LMC Management Services Ltd. ("LMC").

Effective August 1, 2001, Cream has contracted its management, administrative, geological and other services to LMC, a private company held with a group of other public companies, to provide services on a full cost recovery basis to the various public companies currently sharing office premises.  During the years ended March 31, 2004 and 2003, $125,767 and $94,599 were paid to LMC, respectively.  These totals include salaries and benefits and cost recoveries.

Quarterly Information

Quarterly information for the fiscal years ended March 31, 2004 and 2003, is as follows:

(Cdn$)	Year Ended March 31, 2004
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Investment and other income	$19	$24	$406	$974
General and administrative expenses	33,993	59,735	169,395	216,596
Mineral property write-downs	9,807	--	--	2,766
Loss according to financial statements	43,781	59,711	168,989	218,388
Loss from continuing operations per common share	0.00	0.00	0.01	0.02

(Cdn$)	Year Ended March 31, 2003
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Investment and other income	$283	$40	$11	$3
General and administrative expenses	31,675	58,519	(3,904)	63,110
Mineral property write-downs	600	3,204	--	1,103,570
Loss according to financial statements	31,992	61,683	(3,915)	1,166,677
Loss from continuing operations per common share	(0.07)	(0.02)	(0.02)	(0.04)

Investing Activities and Capital Expenditures

During the year ended March 31, 2004, Cream expended $157,395 on the acquisition and $717,128 on exploration and development costs on the Nuevo Milenio, Raven, Kootenay, Goldsmith, Lucky Jack and Stephens Lake properties.

Exploration expenditures on the Nuevo Milenio Property in fiscal 2004 included $350,919 on drilling, $168,573 on geological, $53,383 on site activities, $15,169 on assays and analysis, and $51,818 on travel and accommodation.  Other exploration expenditures in fiscal 2004 include $72,384 on exploration of its British Columbia properties.  This included $8,480 on assays and analysis, $53,377 on geological services and $10,427 on travel and accommodation for the properties held in British Columbia.  The Company expended $30,042 on staking and acquiring claims forming part of the Stephens Lake property in Manitoba, and also expended $4,234 on geological related costs in fiscal 2004.

Current assets increased to $1,269,340 at March 31, 2004, as compared to $24,301 at March 31, 2003.  The Company is able to meet its current commitments of $216,080 (March 31, 2003 - $502,430) from current existing cash balances, due to the closing of a private placement in February 2004 and the exercise of warrants during the year.

The market value of investments in marketable securities was $58,023 at March 31, 2004, as compared to $33,335 at March 31, 2003, primarily due to the volatility of the marketable securities held.  The book value of these securities is $43,894.  These investments include shares with a book value of $41,796 that are investments in companies with officers and directors in common with the Company.  Cream also holds 100,000 shares of Terra Gaia Inc., a private company, at a cost of $25,000.

Kootenay Gemstone Properties (formerly known as Bayonne Aquamarine)

Cream has the right and option to earn 100% interest in the Kootenay Gemstone properties by making payments totalling $100,000 and issuing 500,000 common shares over four years as follows: Cash payments of $5,000 on regulatory approval (paid), $5,000 at the end of six months (paid), $10,000 at the end of 12 months (paid), and

$20,000, $30,000 and $30,000 at the end of 24, 36 and 48 months respectively, from the date of regulatory approval.  Share payments include 100,000 common shares upon regulatory approval (issued) and each twelve-month interval thereafter to a total of 500,000 common shares (200,000 issued).

Stephens Lake Property

Cream entered into an agreement with BHP Billiton Diamonds Inc. ("BHP") whereby BHP has been granted options to acquire an initial 51% interest in three mineral exploration licenses (Numbers 64, 65 and 66) in the Province of Manitoba.  Initially, the three exploration licenses were held by Cream, Sultan Minerals Inc. ("Sultan") and ValGold Resources Ltd. ("ValGold").  In order to facilitate the exploration of the property, the companies have agreed to pool their respective properties so that each will hold an undivided one-third interest in all three of the exploration licenses subject to the BHP agreement.  The combined property will be referred to as the Stephens Lake Property.

Under the terms of the agreement the companies granted to BHP the options (the "BHP Options") to acquire:

  a 51% undivided interest in the Stephens Lake Property (the "First Option"); and

  a 19% undivided interest in the Property (the "Second Option") in addition to the 51% interest;

BHP has agreed to fund all exploration expenditures on the property until the BHP Options are either terminated or fully exercised.  In order to exercise the First Option, BHP must incur exploration expenditures of $1,000,000 on the property within five years following the effective date of the agreement.  This includes a firm commitment of $100,000 in exploration expenditures to be incurred in the first year following the effective date.  In order to exercise the Second Option, BHP must complete a feasibility study for the project on or before the 10th anniversary of the effective date.

In the event that BHP exercises both options, a joint venture will be formed and Cream, Sultan and ValGold will each have a 10% working interest in the joint venture, with BHP having a 70% working interest.

In the event that BHP exercises the First Option but chooses not to exercise the Second Option, or does not exercise the Second Option by the due date, then the Companies will have the following working interests in the joint venture: BHP - 51% and Cream, Sultan and ValGold each with 1/3 of the remaining 49%.  If after the joint venture is formed a party's interest falls to 10% or less, that party's interest will convert to a 1 % net smelter royalty.  The Company also entered into an agreement to acquire the Trout claims subsequent to March 31, 2004, with Sultan and ValGold.  Details of this transaction are described under the subsequent event note (Note 14) of the Audited Annual Financial Statements for the year ended March 31, 2004.

Goldsmith Property, British Columbia

The Company holds an option to acquire a 100% interest in the Goldsmith property located near Kaslo, British Columbia, which is comprised of the Goldsmith property and the Lucky Jack mineral claims.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (50,000 issued) and cash payments totalling $110,000 ($5,000 paid) over six years.

The Lucky Jack option agreement calls for the issuance of 200,000 common shares (50,000 issued) and payments totalling $110,000 ($5,000 paid) over six years.

Financing Activities

During fiscal 2004, the Company completed a private placement of 2,400,000 units (the "Units") at a price of $0.65 per Unit, for gross proceeds of $1,560,000.  Each Unit was comprised of one common share and one-half of one non-transferable share purchase warrant.  One whole share purchase warrant entitles the holder to purchase one additional common share until February 19, 2005, at an exercise price of $0.75 per common share.  The Company paid a commission of 4.24% in cash, and 3.76% in Units.  Agent's warrants exercisable for a period of one year from closing at an exercise price of $0.75, a cash administration fee and a corporate finance fee of 35,000 corporate finance Units were also paid.  During fiscal 2004, the Company also completed a non-brokered private placement with several placees for 1,500,000 units at $0.30 per unit for gross proceeds of $450,000.  Each unit is comprised of one common share and one non-transferable share purchase warrant.  Each warrant is exercisable to acquire one additional share at an exercise price of $0.40 per share until November 13, 2004.  Proceeds from the private placements are being used for the further exploration on the Company's Nuevo Milenio project in Mexico and for general working capital.

During fiscal 2004, 1,422,974 share purchase warrants were exercised to acquire 1,422,974 common shares, providing $257,446 to the treasury.

Prior to the closing of the two private placements noted above and due to the Company's inability to meet its financial commitments, the Company had relied on its major shareholder for financial support.  To improve the working capital position of the Company, 2,209,256 common shares were issued to three related parties at a price of $0.15 per share in the year ended March 31, 2004, in settlement of indebtedness in the amount of $331,388.\

During fiscal 2004, there were 1,230,300 stock options granted to directors, employees and consultants to Cream at $0.54 per share expiring on December 18, 2008.  During fiscal 2004, 303,000 stock options were exercised at prices ranging from $0.10 to $0.30, and 60,000 stock options were cancelled.

At the time of the grant of the stock options in December 2004, it was determined that a portion of the grant, or 700,000 stock options, would require disinterested shareholder approval at the Company's Annual General Meeting to be held on September 21, 2004.  It is proposed that the number of options under the plan be increased from 2,685,000 to 4,750,000 common shares.  The plan allows for a vesting of all options granted under the plan as follows: 25% on grant, and 25% every six months thereafter.  No change is to be made to any of the other terms of the stock option plan.  A Black and Scholes valuation of the vested portion of the stock options, (using an estimated life of three years, a 2.23% interest rate and a volatility of 131.17% is $124,974), is included in expenses and capitalized geological costs.

Of Cream's issued and outstanding shares, no shares were held in escrow at March 31, 2004, 2003 or 2002.

Financial Constraints

All of Cream's short to medium-term operating and exploration cash flow must be derived from external financing.  As discussed below, Cream will continue to have to rely on financing to carry on its proposed exploration programs for fiscal 2005.  In the event that market conditions prevent Cream from receiving external financing, Cream will be forced to review its property holdings and prioritize its project exploration to fit within cash availability.  Cream's primary exploration focus is currently on the Nuevo Milenio property in Mexico and the Goldsmith and Kootenay Gemstone properties in British Columbia.

With respect to its Kaslo Silver property, Cream has planned a $3 million exploration program that would include geological mapping, expanded geophysical surveys, gravity surveys, additional soil sampling and 12,100 meters of diamond drilling and bulk sampling over existing zones and new targets, on the Black Bear, Black Fox and Ben Hur areas of the property.  This program is contingent on obtaining additional financing.

During the year ended March 31, 2001, Cream acquired three mining lots in the State of Nayarit, Mexico, by denouncement (the Nuevo Milenio property).  In Mexico, tax payments are due in January and July of each year for all mineral property concessions.  These payments escalate and are indexed for all exploration permits.  To date, Cream has made all required tax payments, including the payment made in July 2004.  The Company completed a drilling and exploration program in May 2004.  Exploration results are detailed in the mineral property section of this annual report.  Exploration programs on the Company's mineral property interests are contingent on satisfactory exploration results and the ability of the Company to obtain financing, as the Company has no other source of revenue.

The Company's ability to continue in operation has generally been dependent on the continuing support of its creditors, funding from related parties, and the Company's ability to secure additional financing.  While it has been successful in securing additional financing in the past, there can be no assurance that it will be able to do so in the future.  Accordingly, these financial statements do not reflect adjustments to the carrying value of assets and liabilities and balance sheet classifications that would be necessary if going concern assumptions were not appropriate.  Some adjustments could be material, and as the Company is dependent on external sources of financing, there may be significant doubt about the ability of the Company to continue as a going concern in future periods.

Financial Instruments

Cream holds its financial instruments denominated in Canadian dollars and does not engage in any hedging operations with respect to currency or in-situ minerals.  Excess funds on hand, over and above planned expenditures are invested in Government of Canada or like debt obligations and other short term cash investments pending the requirement for the funds.

Cream does not have any material commitments for capital expenditures and accordingly can remain relatively flexible in gearing its activities to the availability of funds.  As of the end of the fiscal 2004-year Cream estimates the minimum cost of maintaining its corporate administrative activities at approximately $15,000 per month, based on current levels of activity.  Accordingly Cream's management estimates that a minimum of $450,000 will be needed to maintain its corporate status and assets over the ensuing two-year period, including minimal exploration and claims related activity.  Cream does not have sufficient working capital reserves at this time to ensure continued viability over this period of time.

All of Cream's short to medium-term operating and exploration cash flow must be derived from external financing.  As discussed below, Cream is in the process of attempting to raise additional financing to complete its proposed exploration programs for fiscal 2005.  In the event that market conditions prevent Cream from receiving additional external financing if required, Cream will be forced to review its property holdings and prioritize project exploration to fit within cash availability.

With respect to its mineral property interests, Cream has planned a $3 million exploration program that will include geological mapping, expanded geophysical surveys, gravity surveys, additional soil sampling and 12,100 meters of diamond drilling over existing zones and new targets, on the Black Bear, Black Fox and Ben Hur areas of the Kaslo Silver Property.  This program is contingent on obtaining additional financing.

Cream has made all share and cash commitments on the mineral property interests currently held.  It does not currently anticipate any deficiencies in long-term liquidity but if any such deficiencies arise, Cream would expect to raise additional funds through private placements of its shares, or some other form of equity financing.

Material Differences between Canadian and U.S. Generally Accepted Accounting Principles

Cream prepares its financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain respects from those principles that it would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").  The major differences between Canadian and U.S. GAAP, which affect Cream's financial statements, are described below:

(a)

Exploration expenses

Under U.S. GAAP, Cream would record its interest in mineral properties at cost.  Exploration and development costs incurred on a mineral property interest are expensed unless the property has economically recoverable reserves at which time further exploration and development costs are deferred.  At this stage, Cream has not yet identified economically recoverable reserves on any of its properties.  Accordingly, under U.S. GAAP, all exploration costs incurred during the year are to be expensed.  Had Cream presented its financial statements in accordance with U.S. GAAP, the balance of Mineral Property Interests for the years ended March 31, 2004, 2003, and 2002, would have been $187,151, $27,377,and $169,313, respectively.

Furthermore, under U.S. GAAP, the costs of acquisition of mineral property rights are generally classified as intangible assets and should be amortized over their useful life which, in the case of a mineral right on a property without proven and probable reserves, is the lesser of the period to expiry of the right and the estimated period required to develop or further explore the mineral assets.  Under Canadian GAAP, costs of acquiring mineral rights may be considered as tangible property.  As a result, for U.S. GAAP purposes, the Company is amortizing the cost of its mineral property interests.

(b)

Income taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years.  Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes.  This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended March 31, 2004 and 2003.

(c)

Asset retirement obligation

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of long-lived assets, except for certain obligations of leases.  SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred.  When the liability is initially recorded an entity capitalizes the cost by increasing the carrying amount of the related long-lived assets.  Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.  SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002, with earlier application encouraged.  The adoption of SFAS No. 143 does not have a material impact on the Company's financial position.

(d)

Stock-based compensation

Fair value accounting for stock-based compensation was adopted by the Company under Canadian GAAP effective April 1, 2002, which substantially harmonized Canadian GAAP with U.S. GAAP.

(e)

Accounting for impairments

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.  This statement supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.  Although retaining many of the fundamental recognition and measurement provisions of SFAS No. 121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale.  The statement also supersedes certain provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, and will require expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred rather than as of the measurement date, as presently required.  As required by SFAS No. 144, the Company adopted this new statement on March 1, 2002.  The adoption of SFAS No. 144 did not have a material impact on the Company's financial position, results of operations or cash flows.

(f)

Costs of exit or disposal of activities

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal of Activities.  SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity is recognized at its fair value when the liability is incurred.  Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability had been incurred.  As SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2002, the Company does not expect the adoption of this Statement to have a material effect on its financial statements.

Research Expenditures

Cream is a resource expenditure based corporation and accordingly does not have a program of intellectual property development or patenting or licensing issues.

Trend Information

As a natural resource exploration company, Cream's activities are cyclical as metals prices have traditionally been cyclical in nature.  The recent trend for metals prices, however, has been somewhat volatile for gold and silver.

From a historical perspective Cream has strategically focused its exploration activities on potential silver based prospects.  In a recent study conducted on behalf of the Silver Institute in Washington. D.C. by GFMS Limited, total supply rose slightly in 2003, primarily because of higher scrap and official sector selling.  Mine production declined a fraction in 2003 to reach an estimated 595.6 million ounces, while scrap supply increased to 196.1 million ounces.  Production of silver in the United States continues to decline.  Worldwide government sales reached 82.6 million ounces in 2003, which was a large 35% increase, reversing the 29% fall in 2002.  China was largely behind both the decline in 2002 and the rise in 2003.  Looking forward, the key variables for the price of silver over the rest of 2004 will be fabrication, investment demand and government stock sales.  The Silver Institute concludes that government stock sales are unlikely to increase from their 2003 level, and could well decline.  Silver demand for fabrication is expected to continue to provide support for the price as long as the upswing in global industrial production continues; however, if expectations of renewed economic weakness are correct, the upswing may not be sustained through the end of the year.  Since 1990, the first year in which demand exceeds supply, to the end of 2002, over 1.57 billion ounces of silver were consumed from reported and undisclosed inventories.

Most silver is a by-product of gold, copper, and lead/zinc mines, with primary silver production accounting for only approximately 20% of total mine production, or approximately 100 million ounces of silver.  The fact that primary silver mining represents such a small percentage of total mine supply means that when the inevitable silver price increase occurs, only a fraction of production capacity will be available to meet immediate demands.

Globally, exploration expense specifically for silver has declined over the last 5 to 8 years. With the ever-growing supply deficit, the demand for new low cost silver producing mines is becoming more important.  While Cream's management is not in a position to forecast economic trends, management is aware that widely read business periodicals continue to predict economic softness so it is difficult to anticipate a near term recovery in the price of gold and silver.

Gold prices, according to the London P.M. Fix, averaged U.S. $363/oz in 2003, and have strengthened in 2004 to an average of U.S. $401/oz as of August 11, 2004.  According to the London P.M. Fix, silver prices averaged U.S.$4.88/oz in 2003, and have averaged U.S$6.53/oz to August 11, 2004.

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to Cream's ability to continue as a going concern.  Although Cream has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.